As filed with the U.S. Securities and Exchange Commission on May 5, 2016

Registration No. 333-208757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRITON INTERNATIONAL LIMITED

(Exact name of registrant as specified in its charter)

Bermuda	7359	98-1276572
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Triton Container International Limited
Canon's Court
22 Victoria Street
Hamilton HM 12 Bermuda
(441) 295-2287

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ian R. Schwartz
Vice President & General Counsel
Triton Container International Limited
55 Green Street
San Francisco, California 94111
(415) 352-6712

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Christopher E. Austin Neil R. Markel Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Marc Pearlin Vice President, General Counsel and Secretary TAL International Group, Inc. 100 Manhattanville Road Purchase, New York 10577 (914) 251-9000	Paul T. Schnell Thomas W. Greenberg Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the mergers described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY — SUBJECT TO COMPLETION — DATED MAY 5, 2016



TAL International Group, Inc.

TO THE STOCKHOLDERS OF TAL INTERNATIONAL GROUP, INC.
MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

[•], 2016

Dear Stockholders:

TAL International Group, Inc. ("TAL") and Triton Container International Limited ("Triton") have entered into a transaction agreement providing for the combination of TAL and Triton under a new Bermuda holding company named Triton International Limited ("Holdco"). The transaction will create the world's largest lessor of intermodal freight containers with a combined container fleet of nearly five million twenty-foot equivalent units ("TEU"). Brian M. Sondey will serve as Chief Executive Officer and Chairman of the Board of Directors of the combined organization.

In the transaction, TAL and Triton will merge with subsidiaries of Triton International Limited and, as a result of these mergers, will each become wholly owned subsidiaries of Holdco. In the mergers, TAL stockholders will receive one Holdco common share for each share of TAL common stock. In addition, under the terms of the transaction agreement, TAL is permitted to declare and pay dividends in an aggregate amount up to $1.44 per share prior to closing (inclusive of the $0.45 per share paid on each of December 23, 2015 and March 24, 2016. In addition, TAL is permitted after March 31, 2016 to pay quarterly cash dividends in the ordinary course of business that have been approved by the Board of Directors of TAL. Triton shareholders will receive a number of Holdco common shares for each Triton common share based on a formula that is expected to result in former TAL stockholders holding approximately 45%, and former Triton shareholders holding approximately 55%, of the Holdco common shares issued and outstanding immediately after the consummation of the mergers. Holdco intends to apply to list its common shares on the NYSE under the symbol "TRTN," subject to official notice of issuance.

Completion of the mergers requires, among other things, the approval of TAL stockholders. To obtain the required approval, TAL will hold a special meeting of TAL stockholders on [•], 2016.

TAL'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO ADOPT THE TRANSACTION AGREEMENT AND EACH OF THE OTHER PROPOSALS TO BE VOTED ON AT THE SPECIAL MEETING.

Information about the TAL special meeting, the mergers and the other business to be considered by TAL stockholders is contained in this document and the documents incorporated by reference, which we urge you to read carefully. In particular, see "Risk Factors" beginning on page 34.

Your vote is very important. Whether or not you plan to attend the TAL special meeting, please submit a proxy to vote your shares as soon as possible to make sure your shares are represented at the TAL special meeting. Your failure to vote will have the same effect as voting against the proposal to adopt the transaction agreement.

Brian M. Sondey
Chairman of the Board, President and Chief Executive Officer
TAL International Group, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in connection with the mergers or determined if the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [•], 2016 and is first being mailed or otherwise delivered to stockholders of TAL on or about [•], 2016.

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates by reference important business and financial information about TAL from documents that are not included in or delivered with the proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the proxy statement/prospectus by requesting them in writing or by telephone from TAL at the following address, telephone number and website:

TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577
Attention: Investor Relations
(914) 251-9000
www.talinternational.com ("Investors" tab)

In addition, if you have questions about the mergers or the TAL special meeting, or if you need to obtain copies of the accompanying proxy statement/prospectus, proxy cards, election forms or other documents incorporated by reference in the proxy statement/prospectus, you may contact TAL's proxy solicitation agent, Innisfree M&A Incorporated ("Innisfree"), at the telephone numbers listed below. You will not be charged for any of the documents you request.

Innisfree M&A Incorporated
Stockholders may call toll-free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

If you would like to request documents, please do so by [•], 2016 in order to receive them before the TAL special meeting.

For a more detailed description of the information incorporated by reference in the accompanying proxy statement/prospectus and how you may obtain it, see "Where You Can Find More Information" beginning on page 237 of the accompanying proxy statement/prospectus.



TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
[•], 2016

The Board of Directors of TAL International Group, Inc. has called for a special meeting of the stockholders of TAL International Group, Inc., a Delaware corporation ("TAL"), to be held at the Crowne Plaza White Plains, 66 Hale Avenue, White Plains, New York 10601 on [•], 2016 at 10:00 a.m., Eastern Daylight Time, to consider and vote upon the following matters:

(1) Proposal 1: to adopt the Transaction Agreement, dated as of November 9, 2015, as it may be amended from time to time (the "transaction agreement"), by and among Triton, TAL, Holdco, Delaware Sub and Bermuda Sub (as each such term is defined in the attached proxy statement/prospectus);

(2) Proposal 2: to approve the adjournment of the TAL special meeting (if it is necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the transaction agreement);

(3) Proposal 3: to approve, by a non-binding, advisory vote, certain compensation that may be paid or become payable to TAL's named executive officers in connection with the mergers contemplated by the transaction agreement; and

(4) Proposal 4: to approve the inclusion in Holdco's amended and restated bye-laws of the business combination provision providing for certain restrictions on business combinations with interested shareholders.

THE TAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TAL STOCKHOLDERS VOTE "FOR" EACH PROPOSAL.

Holders of TAL common stock of record at the close of business on April 25, 2016 are entitled to vote at the TAL special meeting, or to approve the adjournment or postponement of the TAL special meeting (if it is necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the transaction agreement). At least ten days prior to the meeting, a complete list of stockholders of record as of April 25, 2016 will be available for inspection by any stockholder for any purpose germane to the meeting, during ordinary business hours, at the office of the Secretary of TAL at 100 Manhattanville Road, Purchase, New York 10577. As a stockholder, you are cordially invited to attend the meeting in person. Regardless of whether you expect to be present at the meeting, please either complete, sign and date the enclosed proxy card and mail it promptly in the enclosed envelope, or vote electronically via the Internet or telephone as described in greater detail in the proxy statement/prospectus and on the enclosed proxy card. Returning the enclosed proxy card, or voting electronically or telephonically, will not affect your right to vote in person if you attend the meeting. You should NOT send certificates representing TAL common stock with the enclosed proxy card.

By Order of the TAL Board,

Marc Pearlin
Vice President, General Counsel and Secretary
[•], 2016

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE TAL SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the mergers and the TAL special meeting. These questions and answers may not address all questions that may be important to you as a stockholder. To better understand these matters, and for a description of the legal terms governing the mergers, you should carefully read this entire proxy statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference in this proxy statement/ prospectus. See "Where You Can Find More Information" beginning on page 237. All references in this proxy statement/prospectus to "Triton" refer to Triton Container International Limited, a Bermuda exempted company; all references in this proxy statement/prospectus to "TAL" refer to TAL International Group, Inc., a Delaware corporation; all references in this proxy statement/prospectus to "Holdco" refer to Triton International Limited, a Bermuda exempted company; all references in this proxy statement/prospectus to "Delaware Sub" refer to Ocean Delaware Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco; all references in this proxy statement/prospectus to "Bermuda Sub" refer to Ocean Bermuda Sub Limited, a Bermuda exempted company and a wholly owned subsidiary of Holdco; all references in this proxy statement/prospectus to the "Merger Subs" refer collectively to Delaware Sub and Bermuda Sub, unless otherwise indicated or as the context requires, all references in this proxy statement/prospectus to "we" refer to Holdco; and all references to the "transaction agreement" refer to the Transaction Agreement, dated as of November 9, 2015, and as it may be amended from time to time, by and among Triton, TAL, Holdco, Delaware Sub and Bermuda Sub, a copy of which is attached as Annex A to this proxy statement/prospectus.

About the Mergers

Q: Why am I receiving this proxy statement/prospectus?

A: TAL and Triton have entered into the transaction agreement providing for the combination of TAL and Triton under a new holding company named Triton International Limited (which we refer to as Holdco). Pursuant to the transaction agreement, Delaware Sub will be merged with and into TAL, and Bermuda Sub will be merged with and into Triton. As a result, TAL and Triton will each become wholly owned subsidiaries of Holdco. As a result of the transactions contemplated by the transaction agreement, former TAL stockholders and former Triton shareholders will become shareholders in Holdco, whose shares are expected to be listed for trading on the New York Stock Exchange, which we refer to as the NYSE. We refer to these mergers as the TAL merger and the Triton merger, respectively, and together as the mergers.

TAL is holding a special meeting of stockholders, which we refer to as the TAL special meeting, in order to obtain the stockholder approval necessary to adopt the transaction agreement, which we refer to as the TAL stockholder approval. TAL stockholders will also be asked to approve the adjournment of the TAL special meeting (if it is necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the transaction agreement), to approve, by a non-binding, advisory vote, certain compensation that may be paid or become payable to TAL's named executive officers in connection with the mergers, and to approve the inclusion in Holdco's amended and restated bye-laws of the business combination provision providing for certain restrictions on business combinations with interested shareholders.

We will be unable to complete the mergers unless the TAL stockholder approval is obtained.

We have included in this proxy statement/prospectus important information about the mergers, the transaction agreement (a copy of which is attached as Annex A) and the TAL special meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the TAL special meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q: What will TAL stockholders receive in the TAL merger?

A: Upon completion of the TAL merger, each share of common stock of TAL, par value $0.001 per share, which we refer to as TAL common stock, will be converted into one validly issued, fully paid and non-assessable Holdco common share (which we refer to as the TAL exchange ratio), par value $0.01

of 1976, as amended, and the rules and regulations promulgated thereunder (which we refer to as the HSR Act), receipt of approval from the German Federal Cartel Office (which we refer to as the FCO) under the Act Against Restraints in Competition, and receipt of approval from the Korean Fair Trade Commission (which is referred to in this document as the KFTC) under the Monopoly Regulation and Fair Trade Act (1980), as amended, and the Enforcement Decree of the Monopoly Regulation and Fair Trade Act (as amended). Early termination of the waiting period under the HSR Act was received on December 7, 2015. Approval was received from the FCO on December 21, 2015 and from the KFTC on January 5, 2016.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the mergers, see "The Transaction Agreement — Conditions to Completion of the Mergers" beginning on page 151.

Q: What constitutes a quorum?

A: Holders of a majority of the outstanding shares of TAL common stock entitled to vote at the TAL special meeting, present in person or represented by proxy, constitutes a quorum. In the absence of a quorum, the Chairman of the TAL Board or Directors or the holders of the stock present in person or represented by proxy at the meeting and entitled to vote thereafter will have the power to adjourn the TAL special meeting. As of April 25, 2016, the record date for the TAL special meeting, 16,697,646 shares of TAL common stock would be required to achieve a quorum.

Q: What vote is required to approve each TAL proposal?

A: *Proposal to Adopt the Transaction Agreement by TAL stockholders*:   Adopting the transaction agreement requires the affirmative vote of holders of a majority of the shares of TAL common stock outstanding and entitled to vote. **Accordingly, a TAL stockholder's failure to submit a proxy card or to vote in person at the TAL special meeting, an abstention from voting, or the failure of a TAL stockholder who holds his or her shares in "street name" through a broker or other nominee to give voting instructions to such broker or other nominee, which we refer to as a broker non-vote, will have the same effect as a vote "AGAINST" the proposal to adopt the transaction agreement.**

Proposal to Adjourn the TAL Special Meeting by TAL stockholders: Approving the adjournment of the TAL special meeting (if it is necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the transaction agreement) requires the affirmative vote of holders of a majority of the shares of TAL common stock present, in person or represented by proxy, at the TAL special meeting and entitled to vote on the adjournment proposal. **Accordingly, abstentions will have the same effect as a vote "AGAINST" the proposal to adjourn the TAL special meeting, while broker non-votes and shares not in attendance at the TAL special meeting will have no effect on the outcome of any vote to adjourn the TAL special meeting.**

Proposal Regarding Certain TAL Merger-Related Executive Compensation Arrangements: In accordance with Section 14A of the Securities Exchange Act of 1934 (as amended), which we refer to as the Exchange Act, TAL is providing stockholders with the opportunity to approve, by a non-binding, advisory vote, certain compensation that may be paid or become payable to TAL's named executive officers in connection with the mergers, as further described in the section of this proxy statement/prospectus entitled "PROPOSAL 3: Advisory Vote on Merger-Related Compensation for TAL Named Executive Officers" beginning on page 233. Approving this merger-related executive compensation requires the affirmative vote of holders of a majority of the shares of TAL common stock present, in person or represented by proxy, at the TAL special meeting and entitled to vote on the proposal to approve such merger-related compensation. **Accordingly, abstentions will have the same effect as a vote "AGAINST" the proposal to approve the merger-related executive compensation, while broker non-votes and shares not in attendance at the TAL special meeting will have no effect on the outcome of any vote to approve the merger-related executive compensation.**

Proposal Regarding Adoption of Business Combination Provision in the Holdco Bye-laws: Approving the adoption of a provision in Holdco's amended and restated bye-laws prohibiting an interested shareholder from engaging in a business combination with Holdco for a period of three years following

3

Q: **Are TAL stockholders entitled to appraisal rights?**

A: No. Under Delaware law, holders of shares of TAL common stock will not have the right to obtain payment in cash for the fair value of their shares of TAL common stock, as determined by the Delaware Court of Chancery, in lieu of receiving the TAL merger consideration.

Q: **If the mergers are completed, when can I expect to receive the TAL merger consideration for my shares of TAL common stock?**

A: *Certificated Shares*:   As soon as reasonably practicable after the effective time of the TAL merger, which we refer to as the TAL effective time, the exchange agent will mail to each holder of certificated shares of TAL common stock a form of letter of transmittal and instructions for use in effecting the exchange of TAL common stock for the TAL merger consideration. After receiving the proper documentation from a holder of TAL common stock, the exchange agent will deliver to such holder the Holdco common shares to which such holder is entitled under the transaction agreement. More information on the documentation a holder of TAL common stock is required to deliver to the exchange agent may be found under the section entitled "The Transaction Agreement — Conversion of Shares; Exchange of Certificates; No Fractional Shares" beginning on page 133.

Book Entry Shares: Each holder of record of one or more book entry shares of TAL common stock whose shares will be converted into the right to receive the TAL merger consideration will automatically, upon the TAL effective time, be entitled to receive, and the exchange agent will deliver to such holder as promptly as practicable after the TAL effective time, the Holdco common shares to which such holder is entitled under the transaction agreement. Holders of book entry shares will not be required to deliver a certificate but may, if required by the exchange agent, be required to deliver an executed letter of transmittal to the exchange agent in order to receive the TAL merger consideration.

Q: **What happens if I sell my shares of TAL common stock before the TAL special meeting?**

A: The record date for the TAL special meeting, which we refer to as the TAL record date, is earlier than the date of the TAL special meeting and the date that the mergers are expected to be completed. If you transfer your shares after the record date, but before the TAL special meeting, unless the transferee requests a proxy, you will retain your right to vote at the TAL special meeting, but will have transferred the right to receive the TAL merger consideration in the TAL merger. In order to receive the TAL merger consideration, you must hold your shares through the completion of the mergers.

Q: **What happens if I sell my shares of TAL common stock after the TAL special meeting, but before the TAL effective time?**

A: If you transfer your shares after the TAL special meeting, but before the TAL effective time, you will have transferred the right to receive TAL merger consideration in the TAL merger. In order to receive the TAL merger consideration, you must hold your shares of TAL through completion of the mergers.

About the TAL special meeting

Q: **When and where will the TAL special meeting be held?**

A: The TAL special meeting will be held at the Crowne Plaza White Plains, 66 Hale Avenue, White Plains, New York 10601 on [•], 2016, at 10:00 a.m., Eastern Daylight Time, unless the TAL special meeting is adjourned or postponed.

Q: **Who is entitled to vote at the TAL special meeting?**

A: TAL has fixed April 25, 2016 as the TAL record date. If you were a TAL stockholder at the close of business on the TAL record date, you are entitled to vote on matters that come before the TAL special meeting. However, a TAL stockholder may only vote his or her shares if he or she is present in person or is represented by proxy at the TAL special meeting.

SUMMARY

The following summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that may be important to you. Accordingly, stockholders are encouraged to carefully read this entire proxy statement/prospectus, its annexes and the documents referred to or incorporated by reference in this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item. Please see the section entitled "Where You Can Find More Information" beginning on page 237.

Information about the Companies (Page 75)

TAL International Group, Inc.

TAL International Group, Inc., which we refer to as TAL, was incorporated in Delaware in 2004. TAL is one of the oldest lessors of intermodal cargo containers and chassis to shipping lines and other lessees, with its business dating back to 1963. TAL has two business segments: equipment leasing and equipment trading. The equipment leasing segment leases and disposes of containers and chassis from TAL's lease fleet and manages containers owned by third parties. The equipment trading segment purchases containers from shipping line customers and other sellers of containers and resells these containers to container retailers and users of containers for storage, one-way cargo shipments or other uses. TAL's principal executive offices are located at 100 Manhattanville Road, Purchase, New York, 10577. TAL's telephone number is (914) 251-9000 and its website is www.talinternational.com. The information contained on the website, or that can be accessed through the website, is not incorporated by reference in this proxy statement/prospectus.

Triton Container International Limited

Triton Container International Limited, which we refer to as Triton, was founded in 1980 and is an exempted company incorporated with limited liability under the laws of Bermuda. Triton is a lessor of intermodal freight containers. Triton's principal executive offices are located at 55 Green Street, San Francisco, California, 94111. Triton's telephone number is (415) 956-6311 and its website is www.tritoncontainer.com. The information contained on the website, or that can be accessed through the website, is not incorporated by reference in this proxy statement/prospectus.

Triton International Limited

Triton International Limited, which we refer to as Holdco, is an exempted company incorporated with limited liability under the laws of Bermuda and a wholly owned subsidiary of Triton. Holdco was incorporated on September 29, 2015, solely for the purpose of effecting the mergers. Pursuant to the transaction agreement, Ocean Bermuda Sub Limited will be merged with and into Triton, and Ocean Delaware Sub, Inc. will be merged with and into TAL. As a result, TAL and Triton will each become wholly owned subsidiaries of Holdco. As a result of the transactions contemplated by the transaction agreement, Holdco common shares are expected to be listed for trading on the NYSE, and former TAL stockholders and former Triton shareholders will own shares in Holdco. Holdco has not carried on any activities other than in connection with the mergers. Holdco's registered office is located at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

Ocean Bermuda Sub Limited

Ocean Bermuda Sub Limited, which we refer to as Bermuda Sub, is an exempted company incorporated with limited liability under the laws of Bermuda and a wholly owned subsidiary of Holdco. Bermuda Sub was incorporated on September 29, 2015, solely for the purposes of effecting the Triton merger. Pursuant to the transaction agreement, Bermuda Sub will be merged with and into Triton, with Triton continuing as the surviving corporation. Bermuda Sub has not carried on any activities other than in connection with the mergers. Bermuda Sub's registered office is located at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

After the Mergers



The Transaction Agreement — Merger Consideration Received by TAL Stockholders (Page 132)

At the TAL effective time, as a result of the TAL merger, each share of TAL common stock issued and outstanding immediately prior to the TAL effective time, other than the TAL excluded shares, will be converted into the right to receive one validly issued, fully paid and non-assessable Holdco common share, par value $0.01 per common share. TAL excluded shares will not receive the TAL merger consideration and will be canceled or converted, as the case may be. It is anticipated that former TAL stockholders will hold approximately 45% of the Holdco common shares issued and outstanding after consummation of the mergers. A description of the Holdco common shares to be issued in connection with the TAL merger is set forth under the section entitled "Description of Holdco Common Shares" beginning on page 191.

The Transaction Agreement — Merger Consideration Received by Triton Shareholders; No Fractional Shares (Page 132)

Upon the issuance by the Registrar of Companies in Bermuda of the Bermuda certificate of merger for the Triton merger, which we refer to as the Triton effective time, as a result of the Triton merger, each Triton common share issued and outstanding immediately prior to the Triton effective time, other than the Triton excluded shares, will be converted into the right to receive a number of validly issued, fully paid and non-assessable Holdco common shares equal to the quotient obtained by dividing (i) the product of 55/45 and 33,255,291 by (ii) 50,041,895.31, the number of outstanding shares of Triton on November 9, 2015, subject to certain adjustments for shares issued by Triton between signing and the effective time of the mergers. Triton excluded shares will not receive the Triton merger consideration and will be canceled or converted, as the case may be. It is anticipated that former Triton shareholders (including Triton shareholders who own Triton common shares that are expected to be issued in connection with the cancellation of Triton stock options prior to the consummation of the Triton merger) will hold approximately 55% of the Holdco common shares issued and outstanding immediately after the consummation of the mergers. Triton shareholders will not receive any fractional Holdco common shares pursuant to the Triton merger. Instead of receiving any fractional shares, each holder of Triton common shares will be paid an amount in cash, without interest, rounded to the nearest cent, equal to the product of (A) the fractional share interest to which such Triton shareholder would otherwise be entitled (after taking into account and aggregating all Holdco common shares to be issued in exchange for the Triton common shares represented by all certificates surrendered by such holder, or book entry shares, as applicable) and (B) the closing trading price of a share of TAL common stock on the NYSE on the last business day prior to the closing date. A description of the Holdco common shares to be issued in connection with the Triton merger is set forth under the section entitled "Description of Holdco Common Shares" beginning on page 191.

Conversion of Shares; Exchange of Certificates

Conversion and Exchange of TAL Common Stock

The conversion of shares of TAL common stock into Holdco common shares will occur at the TAL effective time. At such time, all of the shares of TAL common stock converted into Holdco common shares pursuant to the TAL merger will no longer be outstanding and will be canceled and cease to exist, and each certificate that previously represented shares of TAL common stock will cease to have any rights with respect thereto, except the right to receive one fully paid and non-assessable Holdco common share per share of TAL common stock.

As promptly as practicable after the effective time of the mergers, the exchange agent will mail a letter of transmittal to each holder of record of a certificate whose shares of TAL common stock were converted into the right to receive the TAL merger consideration. The letter of transmittal will specify that delivery will be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates to the exchange agent. The letter of transmittal will be accompanied by instructions for surrendering the certificates in exchange for the TAL merger consideration. TAL stockholders should not return stock certificates with the enclosed proxy card.

Until holders of certificates previously representing TAL common stock have surrendered their certificates to the exchange agent for exchange, those holders will not receive dividends or distributions, if any, on the Holdco common shares into which those shares have been converted with a record date after the TAL effective time. Subject to applicable law, when holders surrender their certificates, they will receive any dividends on Holdco common shares with a record date after the TAL effective time and a payment date on or prior to the date of surrender, without interest.

Any holder of book entry shares of TAL common stock will not be required to deliver a certificate but may, if required by the exchange agent, be required to deliver an executed letter of transmittal to the exchange agent to receive the TAL merger consideration that such holder is entitled to receive pursuant to the transaction agreement. The book entry shares of TAL common stock held by such holder will be canceled.

Total Holdco Shares to be Issued

Based on the number of shares of TAL common stock outstanding as of May 4, 2016, the latest practicable date before the date of this proxy statement/prospectus, the total number of Holdco common shares outstanding immediately after the closing of the mergers is expected to be approximately 74.2 million.

Treatment of TAL Stock-Based Awards

Restricted TAL Shares

Each outstanding share of TAL common stock that is subject to vesting or other lapse restrictions immediately prior to the effective time of the mergers, which we refer to as a restricted TAL share, will, as of the effective time of the mergers, cease to represent a share of TAL common stock and will be converted into a number of Holdco common shares equal to the TAL exchange ratio, with such restricted Holdco shares, which we refer to as TAL restricted Holdco shares, being subject to the same terms and conditions as were applicable to the restricted TAL shares immediately prior to the effective time of the mergers (after taking into account any acceleration of vesting that results from the mergers). All restricted TAL shares granted in 2013 vested on January 1, 2016. All restricted TAL shares granted in 2014 and 2015 automatically vest at the effective time of the mergers as a result of the completion of the mergers. Restricted TAL shares granted in January 2016 do not automatically vest as a result of the completion of the mergers and will be converted at the effective time of the mergers into TAL restricted Holdco shares, as described above.

Treatment of Triton Share-Based Awards

Triton Options

In accordance with the terms and conditions of the applicable Triton option plan, Triton may accelerate the vesting and exercisability of each outstanding Triton option effective as of immediately prior the closing of the mergers, Warburg Pincus will have the right to designate two directors to the Holdco Board, and the parties to the Warburg Pincus Shareholders Agreement, including Holdco, must take all necessary action to cause such directors to be elected at each annual meeting and at any other meeting where directors of the Holdco Board are to be elected. If Warburg Pincus and its permitted transferees beneficially own a number of Holdco shares that is less than 50%, but greater than or equal to 20%, of the number of Holdco shares beneficially owned by Warburg Pincus as of the date of the closing of the mergers, Warburg Pincus will have the right to designate one director to the Holdco Board. David A. Coulter and Simon R. Vernon will be the initial designees of Warburg Pincus.

Pursuant to the Vestar Shareholders Agreement (as defined below), upon completion of the mergers, for so long as certain affiliates of Vestar Capital Partners, Inc., which we refer to as Vestar, together with certain permitted transferees, beneficially own a number of Holdco shares representing at least one-third of the number of Holdco shares beneficially owned by Vestar as of the date of the closing of the mergers, Vestar will have the right to designate one director to the Holdco Board, and the parties to the Vestar Shareholders Agreement, including Holdco, must take all necessary action to cause such director to be elected at each annual meeting and at any other meeting where directors of the Holdco Board are to be elected. Robert L. Rosner will be the initial designee of Vestar.

The TAL Special Meeting (Page 76)

Date, Time and Location

A TAL special meeting will be held at the Crowne Plaza White Plains, 66 Hale Avenue, White Plains, New York 10601 at 10:00 a.m., Eastern Daylight Time, on [•], 2016, unless the TAL special meeting is adjourned or postponed.

Purpose of the TAL special meeting

At the TAL special meeting, TAL stockholders will be asked to consider and vote upon the following matters:

- a proposal to adopt the transaction agreement;

- a proposal to approve the adjournment of the TAL special meeting (if it is necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the transaction agreement);

- a proposal to approve, by a non-binding, advisory vote, certain compensation that may be paid or become payable to TAL's named executive officers in connection with the mergers contemplated by the transaction agreement; and

- a proposal to adopt the Business Combination Provision in the Holdco bye-laws.

Record Date; Shares Entitled to Vote

Only holders of record of shares of TAL common stock at the close of business on the TAL record date (April 25, 2016) will be entitled to vote shares held at that date at the TAL special meeting or any adjournments or postponements thereof. Each outstanding share of TAL common stock entitles its holder to cast one vote.

As of the TAL record date, there were 33,395,291 shares of TAL common stock outstanding and entitled to vote at the TAL special meeting.

Vote Required

Proposal to Adopt the Transaction Agreement by TAL stockholders: Adopting the transaction agreement requires the affirmative vote of holders of a majority of the shares of TAL common stock outstanding and entitled to vote. **Accordingly, a TAL stockholder's failure to submit a proxy card or to vote in** person at the TAL special meeting, an abstention from voting, or the failure of a TAL stockholder who holds his or her shares in "street name" through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote "AGAINST" the proposal to adopt the transaction agreement.

Proposal to Adjourn the TAL Special Meeting by TAL stockholders: Approving the adjournment of the TAL special meeting (if it is necessary or appropriate to solicit additional proxies if there are not then sufficient votes to adopt the transaction agreement) requires the affirmative vote of holders of a majority of the shares of TAL common stock present, in person or represented by proxy, at the TAL special meeting and entitled to vote on the adjournment proposal. **Accordingly, abstentions will have the same effect as a vote "AGAINST" the proposal to adjourn the TAL special meeting, while broker non-votes and shares not in attendance at the TAL special meeting will have no effect on the outcome of any vote to adjourn the TAL special meeting.**

Proposal Regarding Certain TAL Merger-Related Executive Compensation Arrangements: In accordance with Section 14A of the Exchange Act, TAL is providing stockholders with the opportunity to approve, by a non-binding, advisory vote, certain compensation that may be paid or become payable to TAL's named executive officers in connection with the mergers, as further described in the section of this proxy statement/prospectus entitled "PROPOSAL 3: Advisory Vote on Merger-Related Compensation for TAL Named Executive Officers" beginning on page 233. Approving this merger-related executive compensation requires the affirmative vote of holders of a majority of the shares of TAL common stock present, in person or represented by proxy, at the TAL special meeting and entitled to vote on the proposal to approve such merger-related compensation. **Accordingly, abstentions will have the same effect as a vote "AGAINST" the proposal to approve the merger-related executive compensation, while broker non-votes and shares not in attendance at the TAL special meeting will have no effect on the outcome of any vote to approve the merger-related executive compensation.**

Proposal Regarding Adoption of Business Combination Provision in the Holdco Bye-laws: Approving the adoption of a provision in Holdco's amended and restated bye-laws prohibiting an interested shareholder from engaging in a business combination with Holdco for a period of three years following the time the interested shareholder became an interested shareholder requires the affirmative vote of holders of a majority of the shares of TAL common stock present, in person or represented by proxy, at the TAL special meeting and entitled to vote on the proposal to approve such Business Combination Provision. **Accordingly, abstentions will have the same effect as a vote "AGAINST" the proposal to approve the adoption of the Business Combination Provision in the Holdco bye-laws, while broker non-votes and shares not in attendance at the TAL special meeting will have no effect on the outcome of any vote to approve the adoption of the Business Combination Provision in the Holdco bye-laws. The vote on this proposal is a vote separate and apart from the vote to adopt the transaction agreement and is not a condition to closing the mergers. Accordingly, you may vote not to approve this proposal on including the Business Combination Provision in the bye-laws and vote to adopt the transaction agreement and vice versa.**

The TAL Special Meeting — Recommendation of the TAL Board (Page 76)

The TAL Board has unanimously (i) approved the transaction agreement and consummation of the mergers and other transactions contemplated thereby upon the terms and subject to the conditions set forth in the transaction agreement, (ii) determined that the terms of the transaction agreement, the mergers and the other transactions contemplated by the transaction agreement are fair to, and in the best interests of, TAL and its stockholders, (iii) directed that the transaction agreement be submitted to TAL stockholders for adoption at the TAL special meeting, (iv) recommended that TAL's stockholders adopt the transaction agreement and (v) declared that the transaction agreement is advisable.

THE TAL BOARD UNANIMOUSLY RECOMMENDS THAT TAL STOCKHOLDERS VOTE:

- **"FOR" THE PROPOSAL TO ADOPT THE TRANSACTION AGREEMENT;**
- **"FOR" THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE TAL SPECIAL MEETING (IF IT IS NECESSARY OR APPROPRIATE TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT THEN SUFFICIENT VOTES TO ADOPT THE TRANSACTION AGREEMENT);**

on December 11, 2015. TAL and Triton filed a notification with the FCO on December 11, 2015. On December 21, 2015, the FCO granted its approval of the TAL merger and the Triton merger. On January 5, 2016, the KFTC granted its approval of the TAL merger and the Triton merger.

TAL is not aware of any material governmental approvals or actions that are required for completion of the mergers other than those described above.

TAL cannot assure you that all of the regulatory approvals described above will be obtained and, if obtained, TAL cannot assure you as to the timing of any approvals, the ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals.

The Transaction Agreement — Covenants and Agreements — No Solicitation (Page 143)

Subject to certain exceptions, each of TAL and Triton has agreed to not initiate, solicit or knowingly encourage, or take any other action designed to induce or facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a TAL Acquisition Proposal or a Triton Acquisition Proposal (each as defined below) from any third party, or engage in any discussions or negotiations with or provide information to a third party regarding any acquisition proposal. Notwithstanding these restrictions, the transaction agreement provides that, prior to obtaining the TAL stockholder approval to adopt the transaction agreement, under specific circumstances (including that TAL has complied with the provisions in the transaction agreement pertaining to a TAL Acquisition Proposal in all but immaterial respects), TAL may provide information to, and engage in discussions and negotiations with, third parties in response to an unsolicited TAL Acquisition Proposal that the TAL Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or which is reasonably expected to lead to a TAL Superior Proposal (as defined below). Prior to furnishing any nonpublic information to a third party, TAL must enter into an Acceptable TAL Confidentiality Agreement (as defined below). Additionally, notwithstanding the above restrictions, the transaction agreement provides that under specified circumstances, if the TAL Board determines that a TAL Acquisition Proposal from a TAL Bidder (as defined below) could reasonably be expected to lead to a TAL Superior Proposal and engages in discussions with such TAL Bidder, the TAL stockholders meeting has not occurred, Triton has complied with the provisions in the transaction agreement pertaining to a TAL Acquisition Proposal in all but immaterial respects, the Board of Directors of Triton (referred to in this document as the "Triton Board") has determined in good faith, after consultation with its financial advisor and outside legal counsel, that a Triton Acquisition Proposal constitutes or could reasonably be expected to lead to a Triton Superior Proposal and, prior to providing any confidential information, Triton has entered into an Acceptable Triton Confidentiality Agreement (as defined below), then Triton and its Board may engage in discussions or provide any confidential information in response to an unsolicited written Triton Acquisition Proposal.

The transaction agreement generally restricts the ability of the TAL Board from withdrawing its recommendation that its stockholders adopt the transaction agreement. However, the TAL Board may withdraw its recommendation (i) in circumstances not involving or relating to a takeover proposal, if the TAL Board concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the exercise of its fiduciary duties to its stockholders under applicable laws; or (ii) in response to a TAL Superior Proposal (as defined below), if the TAL Board concludes that a failure to change its recommendation would be inconsistent with the exercise of its fiduciary duties to its stockholders under applicable laws, and, in both cases, TAL has notified Triton in writing at least seven business days in advance of its intention to effect such action and, in the case of clause (ii), with such notice required to be given again in the event of any revision to the financial terms or other material terms of such TAL Superior Proposal (and in the case where the only change to the material terms is a change of price, for a period expiring upon the later to occur of three business days and the time remaining on the prior notice period).

The Transaction Agreement — Conditions to Completion of the Mergers (Page 151)

Conditions to Triton's, Holdco's, the Merger Subs' and TAL's Obligations to Complete the Mergers

The respective obligations of Triton, Holdco, the Merger Subs and TAL to consummate the mergers and to effect the other transactions contemplated by the transaction agreement are subject to the satisfaction at the closing or waiver, to the extent permitted, of the following conditions:

The Transaction Agreement — Conditions to Completion of the Mergers (Page 151)

Under the terms of the transaction agreement, the closing of the mergers will occur on the third business day (or, if sooner, the end date, as defined below) after satisfaction or waiver of the conditions set forth in the transaction agreement (except for any conditions that by their nature can only be satisfied on the closing date, but subject to the satisfaction or waiver of such conditions). We refer to the date on which the closing occurs as the closing date.

The Transaction Agreement — Termination (Page 153)

The transaction agreement may be terminated and the mergers may be abandoned at any time prior to the effective time of the mergers, whether before or after the TAL stockholder approval and notwithstanding the prior receipt of the Triton shareholder approval:

- by the mutual written consent of TAL and Triton;

- by either of TAL or Triton:

  - if any governmental entity has issued an order permanently restraining, enjoining or otherwise prohibiting the mergers and such order has become final and non-appealable. This right of termination is not available to a party if its failure to comply with any provision of the transaction agreement has been the primary cause of such action.

  - if the mergers have not been consummated by 5:00 pm, New York time, on May 9, 2016, which we refer to as the end date; provided, that if all of the conditions to the closing of the mergers other than conditions relating to (i) obtaining the required regulatory approvals or (ii) the absence of any order of a governmental entity prohibiting the mergers (solely as it relates to clause (i)) have been satisfied, or the registration statement on Form S-4 (of which this proxy statement/prospectus forms a part) has not been declared effective on or prior to February 16, 2016, either Triton or TAL may extend the end date from time to time to a date not later than August 9, 2016. Triton and TAL expect to exercise the right to extend the end date past May 9, 2016. This right of termination is not available to a party if its failure to comply with any provision of the transaction agreement has been the primary cause of such action.

  - if the TAL stockholder approval has not been obtained upon a vote taken at the duly convened TAL special meeting or at any adjournment or postponement of such meeting.

- By TAL:

  - if any of the representations or warranties made by Triton or any of its subsidiaries fail to be true or if Triton or any of its subsidiaries breaches or fails to perform any of its covenants or agreements set forth in the transaction agreement, and such failure to be true, breach or failure to perform (i) would give rise to the failure of a closing condition regarding the accuracy of Triton's representations and warranties or Triton's compliance with its covenants and agreements and (ii) is incapable of being cured by Triton by the earlier of 30 days following written notice to TAL or the end date or, by its nature, cannot be cured within such time period, provided TAL is not itself in breach; or

  - prior to the receipt of the TAL stockholder approval, so that TAL may enter into a definitive agreement providing for a TAL Superior Proposal, provided that TAL has complied in all but immaterial respects with the no solicitation provisions of the transaction agreement and paid the TAL termination fee, if applicable, under the terms of the transaction agreement.

- By Triton:

  - if TAL has effected a Change in TAL Recommendation (as defined below);

- prior to receipt of the TAL stockholder approval, so that Triton may enter into a definitive agreement providing for a Triton Superior Proposal, provided that Triton has complied in all but immaterial respects with the no solicitation provisions of the transaction agreement and paid the Triton termination fee, if applicable, under the terms of the transaction agreement; or

- if any of the representations or warranties made by TAL or any of its subsidiaries fail to be true or if TAL breaches or fails to perform any of its covenants or agreements set forth in the transaction agreement, and such failure to be true, breach or failure to perform (i) would give rise to the failure of a closing condition regarding the accuracy of TAL's representations and warranties or TAL's compliance with its covenants and agreements and (ii) is incapable of being cured by TAL by the earlier of 30 days following written notice to Triton or the end date or, by its nature, cannot be cured within such time period, provided Triton is not itself in breach.

The Transaction Agreement — Termination Fees; Expenses (Page 155)

All fees and expenses incurred by the parties are to be paid solely by the party that has incurred such fees and expenses, except that the parties have agreed to share equally (i) the filing fee under the HSR Act and (ii) the expenses in connection with filing, printing and mailing this proxy statement/prospectus;

The transaction agreement provides that TAL will pay Triton a cash termination fee of $19,484,275, which we refer to as the TAL Termination Fee, under specified circumstances, including if:

- the transaction agreement is terminated by Triton because of a Change in TAL Recommendation;

- (i) a third party has publicly made a TAL Acquisition Proposal after the date of the transaction agreement, (ii) the transaction agreement is terminated by either TAL or Triton because the mergers have not been consummated at or before the end date (but only if the TAL stockholder meeting has not been held prior to the end date) or the transaction agreement is terminated by TAL or Triton because the TAL stockholders meeting concluded without the required TAL stockholder vote having been obtained and such TAL Acquisition Proposal was not withdrawn at least three business days prior to the TAL stockholders meeting and (iii) within nine months of terminating the transaction agreement, TAL consummates any TAL Acquisition Proposal or enters into any definitive agreement with respect to any TAL Acquisition Proposal (which, for the purposes of this clause, the references to 20% in the definition of TAL Acquisition Proposal are deemed to be references to 50%); or

- the transaction agreement is terminated by TAL prior to the receipt of the TAL stockholder approval, so that TAL may enter into a definitive agreement providing for a TAL Superior Proposal.

The transaction agreement provides that Triton will pay TAL a cash termination fee of $65,000,000, which we refer to as the Triton Termination Fee, under specified circumstances, if Triton terminates the transaction agreement, at any time prior to receipt of the required TAL stockholder vote, in order to enter into a binding written agreement with respect to a Triton Superior Proposal (provided that Triton has complied in all but immaterial respects with its obligations under the non-solicitation provisions of the transaction agreement).

In no event will a termination fee be payable by a party more than once.

Furthermore, if a third party has publicly made a TAL Acquisition Proposal after the date of the transaction agreement and the transaction agreement is terminated by either TAL or Triton because the mergers have not been consummated at or before the end date (but only if the TAL stockholders meeting has not been held prior to the end date or if the TAL stockholders meeting has concluded without the required TAL stockholder vote having been obtained), TAL must reimburse Triton, no later than two business days after receipt of an itemized invoice, for all documented out-of-pocket fees, costs and expenses incurred by Triton, Holdco, the Merger Subs and their subsidiaries in connection with the transaction agreement and the transactions contemplated thereby; provided, however, that the aggregate amount of such expenses TAL is required to reimburse Triton will not exceed $3,500,000. If TAL is obligated to pay the TAL Termination Fee, then the TAL Termination Fee will be reduced by any expense reimbursement payment, if any, described in the prior sentence that has previously been paid.

The Mergers — Accounting Treatment of the Mergers (Page 125)

The mergers will be accounted for using the acquisition method of accounting based on authoritative guidance for business combinations under U.S. generally accepted accounting principles in the United States, as in effect from time to time (which we refer to as GAAP). In determining the acquirer for accounting purposes, TAL and Triton considered the factors required under GAAP. Triton will be considered the acquirer of TAL for accounting purposes. The total purchase price will be allocated to the assets acquired, including specific identified intangible assets, and liabilities assumed from TAL based on their fair values as of the date of the completion of the mergers and the excess, if any, will be allocated to goodwill. Reported financial condition and results of operations of Holdco issued after completion of the mergers will reflect TAL's balances and results after completion of the mergers, but will not be restated retroactively to reflect the historical financial position or results of operations of TAL. Following the completion of the mergers, the earnings of the combined company will reflect acquisition accounting adjustments, including increased amortization expense for acquired intangible assets.

The Mergers — Appraisal Rights (Page 125)

Appraisal rights are statutory rights under Delaware law that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available to TAL stockholders in connection with the TAL merger or any of the other transactions described in this proxy statement/prospectus.

The Mergers — Restrictions on Resale of Shares by Certain Affiliates (Page 125)

All Holdco common shares issued to TAL stockholders pursuant to the transaction agreement will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended (which we refer to as the Securities Act), except for shares issued to any Holdco shareholder who becomes an affiliate of Holdco for purposes of Rule 144 under the Securities Act, which shares may be resold by such shareholder only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act.

The Mergers — Listing of Holdco Common Shares on the NYSE and Delisting and Deregistration of TAL Common Stock (Page 126)

Holdco common shares received by TAL stockholders in the TAL merger are expected to be listed on the NYSE under the symbol "TRTN."

TAL common stock currently trades on the NYSE under the ticker symbol "TAL." If the mergers are completed, TAL common stock will be delisted from the NYSE, will be deregistered under the Exchange Act and will cease to be publicly traded.

Comparison of Shareholder Rights (Page 199)

As a result of the mergers, the holders of TAL common stock will become holders of Holdco common shares. Following the mergers, TAL stockholders will have different rights as shareholders of Holdco than they had as stockholders of TAL due to the different provisions of the governing documents of TAL and Holdco. For additional information comparing such rights, see "Comparison of Shareholder Rights" beginning on page 199.

Related Agreements — The Sponsor Shareholders Agreements (Page 157)

In connection with the entry into the transaction agreement, Holdco and certain affiliates of Warburg Pincus (and a related entity) and Vestar (Vestar, together with Warburg Pincus, collectively the "Sponsor Shareholders"), have entered into shareholders agreements, which will become effective upon the closing of the mergers (the agreement with Warburg Pincus, the "Warburg Pincus Shareholders Agreement," the agreement with Vestar the "Vestar Shareholders Agreement," and each, a "Sponsor Shareholders Agreement").

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF TAL

The following table sets forth certain selected historical financial, operating and other data of TAL. The selected historical consolidated statements of income data, balance sheet data and other financial data for each of the five years through and including the year ended December 31, 2015 were derived from TAL's audited consolidated financial statements and related notes contained in TAL's Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference in this proxy statement/ prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of TAL or the combined company, and you should read the following information together with TAL's audited consolidated financial statements, the notes related thereto and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in TAL's Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference in this proxy statement/prospectus. For more information, see the section entitled "Where You Can Find More Information" beginning on page 237.

MARKET PRICE DATA AND DIVIDEND INFORMATION FOR TAL COMMON STOCK

TAL common stock currently trades on the NYSE under the ticker symbol "TAL." On November 9, 2015, the last trading day before the announcement of the signing of the transaction agreement, the last sale price of TAL common stock reported by the NYSE was $17.35. On May 4, 2016, the last practicable trading day for which information is available as of the date of this proxy statement/prospectus, the last sale price of TAL common stock reported by the NYSE was $15.91. The following table sets forth the high and low prices per share of TAL common stock for the periods indicated. For current price information, TAL stockholders are urged to consult publicly available sources.

	TAL Common Stock		Dividends Declared
	High	Low	
Calendar Year Ending December 31, 2016			
Second Quarter (through May 4, 2016).	$17.55	$13.35	$0.45
First Quarter.	$15.44	$ 9.15	$0.45
Calendar Year Ending December 31, 2015			
Fourth Quarter	$20.90	$13.11	$0.45
Third Quarter	$32.49	$13.27	$0.72
Second Quarter	$42.93	$31.22	$0.72
First Quarter	$43.87	$39.19	$0.72
Calendar Year Ended December 31, 2014			
Fourth Quarter	$45.91	$37.67	$0.72
Third Quarter	$47.60	$41.09	$0.72
Second Quarter	$45.63	$41.18	$0.72
First Quarter	$57.60	$40.35	$0.72

RISK FACTORS

In addition to the other information included in, or incorporated by reference in, and found in the Annexes attached to, this proxy statement/prospectus, including the matters addressed in "Cautionary Note Concerning Forward-Looking Statements" beginning on page 62, you should carefully consider the risks described below before deciding how to vote. Holdco's business, financial condition and results of operations are subject to various risks and uncertainties noted throughout this proxy statement/prospectus, including those discussed below, which may affect the value of its securities. In addition to the risks discussed below, there may be additional risks not presently known to us or that we currently deem less significant that also may adversely affect its business, financial condition and results of operations, perhaps materially. Some statements in our risk factors constitute forward looking statements. Please refer to the section entitled "Cautionary Note Concerning Forward-Looking Statements" in this proxy statement/ prospectus. You should also read and consider the risk factors associated with each of the businesses of TAL because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 1A in TAL's Annual Report on Form 10-K for the year ended December 31, 2015, which is on file with the SEC and all of which are incorporated by reference into this proxy statement/prospectus. Furthermore, you should read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference herein. See "Where You Can Find More Information" beginning on page 237 for the location of information incorporated by reference in this proxy statement/prospectus. Additional risks and uncertainties not presently known to TAL, Triton or Holdco or that are not currently believed to be important also may adversely affect the mergers and Holdco following the mergers.

Risk Factors Relating to the Mergers

TAL stockholders cannot be sure of the market value of the Holdco common shares to be issued upon completion of the mergers.

TAL stockholders will receive a fixed number of Holdco common shares in the mergers rather than a number of shares with a particular fixed market value. The market value of TAL common stock at the time of the mergers may vary significantly from its price on the date the transaction agreement was executed, the date of this proxy statement/prospectus or the date on which TAL stockholders vote on the adoption of the transaction agreement. Because the TAL exchange ratio will not be adjusted to reflect any changes in the market price of TAL common stock, the market value of the Holdco common shares issued in the mergers and the TAL common stock surrendered in the mergers may be higher or lower than the values of these shares on earlier dates. 100% of the TAL merger consideration to be received by TAL stockholders will be Holdco common shares.

Changes in the market prices of TAL common stock may result from a variety of factors that are beyond the control of TAL, including changes in its business, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. Market assessments of the benefits of the mergers, the likelihood that the mergers will be completed, and general and industry-specific market and economic conditions might also have an effect on the market price of TAL common stock. Changes in the market price of TAL common stock might also be caused by fluctuations and developments affecting domestic and global securities markets.

The market value of TAL common stock may vary significantly from the date of the TAL special meeting to the date of the completion of the mergers. You are urged to obtain up-to-date prices for the TAL common stock. There is no assurance that the mergers will be completed, that there will not be a delay in the completion of the mergers or that all or any of the anticipated benefits of the mergers will be realized. See "Market Price Data and Dividend Information for TAL Common Stock" for ranges of historic prices of TAL common stock.

Additionally, there is no assurance that Holdco will be able to pay its previously planned annual dividend of $1.80 per share or its previously planned repurchase of up to $250 million of its common shares following the consummation of the mergers, particularly if difficult industry conditions continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Triton —

The transaction agreement limits TAL's and Triton's ability to pursue alternatives to the mergers.

Each of Triton and TAL has agreed that it will not solicit, initiate, knowingly encourage or facilitate inquiries or proposals or engage in discussions or negotiations regarding takeover proposals, subject to limited exceptions, including that each of TAL and Triton may, in certain circumstances, take certain actions in the event TAL receives an unsolicited takeover proposal that constitutes a superior proposal or could reasonably be expected to lead to a superior proposal. Each party has also agreed that its board of directors will not change its recommendation to its shareholders or approve any alternative agreement, subject to limited exceptions, including that, at any time prior to the TAL stockholder approval, the TAL Board may make a change in recommendation (i) in circumstances not involving or relating to a takeover proposal, if the TAL Board concludes in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with the exercise of its fiduciary duties to its stockholders under applicable laws; or (ii) in response to a TAL Superior Proposal, if the TAL Board concludes that a failure to change its recommendation would be inconsistent with the exercise of its fiduciary duties to its stockholders under applicable law and, if requested by the other party, its representatives have negotiated in good faith with the other party regarding any revisions to the terms of the transactions contemplated by the transaction agreement proposed by the other party in response to such TAL Superior Proposal. Additionally, the transaction agreement provides that under specified circumstances, if the TAL Board determines that a TAL Acquisition Proposal from a TAL Bidder could reasonably be expected to lead to a TAL Superior Proposal and engages in discussions with such TAL Bidder, the TAL stockholders meeting has not occurred, the Triton Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that a Triton Acquisition Proposal constitutes or could reasonably be expected to lead to a Triton Superior Proposal and, prior to providing any confidential information, Triton has entered into an Acceptable Triton Confidentiality Agreement, then Triton and its Board may engage in discussions or provide any confidential information in response to an unsolicited written Triton Acquisition Proposal. The transaction agreement also requires TAL to call, give notice of and hold a meeting of its stockholders for the purpose of obtaining the applicable stockholder approval. This special meeting requirement does not apply to TAL in the event that the transaction agreement is terminated in accordance with its terms. See "The Transaction Agreement — Covenants and Agreements — Stockholders Meetings and Duty to Recommend." In addition, under specified circumstances, TAL may be required to pay a termination fee of $19,484,275 if the mergers are not consummated. See the section entitled "The Transaction Agreement — Termination Fees; Expenses" beginning on page 155 for a description of the circumstances under which such termination fee is payable. Furthermore, upon adoption of the transaction agreement by the TAL stockholders at the TAL special meeting, the right of TAL to terminate the transaction agreement in response to a TAL Superior Proposal will terminate. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of TAL from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher price per share than that proposed in the mergers, or might result in a potential competing acquiror proposing to pay a lower price per share to acquire TAL than it might otherwise have been willing to pay.

Certain directors and executive officers of TAL may have interests in the mergers that are different from, or in addition to or in conflict with, yours.

Executive officers of TAL negotiated the terms of the transaction agreement and the TAL Board approved the transaction agreement and unanimously recommends that you vote in favor of the proposal to adopt the transaction agreement. These directors and executive officers may have interests in the mergers that are different from, or in addition to or in conflict with, yours. These interests include the continued employment of certain executive officers of TAL by Holdco, the continued positions of certain directors of TAL as directors of Holdco, and the indemnification of former TAL directors and TAL officers by Holdco and the surviving corporations. With respect to TAL executive officers, these interests also include the treatment in the TAL merger of restricted TAL shares held by executive officers and their participation in TAL's executive severance and executive retention bonus plans. You should be aware of these interests when you consider the TAL Board's recommendation that you vote in favor of the mergers. For a discussion of the interests of directors and executive officers in the mergers, see "The Mergers — Interests of TAL Officers and Directors in the Mergers."

- approximately $15 million of costs to maintain employee morale and to retain key employees; and

- an estimated $30 million to $35 million of fees and expenses relating to legal, accounting and other transaction and advisory fees associated with the mergers.

Some of these costs are payable regardless of whether the mergers are completed. Moreover, under certain specified circumstances, TAL may be required to pay a termination fee of $19,484,275 if the mergers are not consummated or to reimburse certain fees, costs and expenses incurred by Triton, Holdco, the Merger Subs and their subsidiaries in connection with the transaction agreement and the transactions contemplated thereby (up to $3,500,000). See "The Transaction Agreement — Termination Fees; Expenses" beginning on page 155.

The unaudited pro forma combined financial information included in this document may not be indicative of what Holdco's actual financial position or results of operations would have been.

The unaudited pro forma combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Holdco's actual financial position or results of operations would have been had the mergers been completed on the dates indicated, nor is it indicative of the present operating results of TAL or Triton or the future operating results or financial position of Holdco. The actual financial condition and results of operations of Holdco following the mergers may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial statements may not prove to be accurate, and other factors may affect Holdco's financial condition or results of operations following the mergers. Any potential decline in Holdco's financial condition or results of operations may cause significant variations in the share price of Holdco. See "Triton Container International Limited and TAL International Group, Inc. Unaudited Pro Forma Combined Financial Information" for more information.

TAL, Triton and, subsequently, the combined company must continue to retain, motivate and recruit executives and other key employees, which may be difficult in light of uncertainty regarding the mergers, and failure to do so could negatively affect the combined company.

For the mergers to be successful, during the period before the mergers are completed, both TAL and Triton must continue to retain, motivate and recruit executives and other key employees. Moreover, the combined company must be successful at retaining and motivating key employees following the completion of the mergers. Experienced employees in the industries in which TAL and Triton operate are in high demand and competition for their talents can be intense. Employees of both TAL and Triton may experience uncertainty about their future role with the combined company until, or even after, strategies with regard to the combined company are announced or executed. The potential distractions of the mergers may adversely affect the ability of TAL, Triton or, following completion of the mergers, the combined company, to retain, motivate and recruit executives and other key employees and keep them focused on applicable strategies and goals. A failure by TAL, Triton or, following the completion of the mergers, the combined company, to attract, retain and motivate executives and other key employees during the period prior to or after the completion of the mergers could have a negative impact on the business of TAL, Triton or the combined company.

If the mergers are not completed, TAL's common stock could be materially adversely affected.

The mergers are subject to customary conditions to closing, including the approval of TAL's stockholders. In addition, TAL and Triton may terminate the transaction agreement under certain circumstances. If TAL and Triton do not complete the mergers, the market price of TAL's common stock may fluctuate to the extent that the current market price of those shares reflects a market assumption that the mergers will be completed. Further, whether or not the mergers are completed, TAL and Triton will also be obligated to pay certain investment banking, legal and accounting fees and related expenses in connection with the mergers, which could negatively impact results of operations when incurred. If the mergers are not completed, TAL cannot assure its stockholders that additional risks will not materialize or not materially adversely affect the business, results of operations and stock price.

Holdco is incorporated in Bermuda and a significant portion of its assets will be located outside the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States against Holdco.

Holdco is incorporated under the laws of Bermuda and a significant portion of its assets will be located outside the United States. It may not be possible to enforce court judgments obtained in the United States against Holdco in Bermuda or in countries, other than the United States, where Holdco will have assets, based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against Holdco or Holdco's officers or directors based on the civil liability provisions of the federal or state securities laws of the United States or would hear actions against Holdco or those persons based on those laws. Holdco has been advised by its legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries, other than the United States, where Holdco will have assets.

Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

Holdco's shareholders might have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, Holdco is governed by the Bermuda Companies Act 1981, as amended, which we refer to as the Bermuda Companies Act. The Bermuda Companies Act differs in some material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. See "Description of Holdco Common Shares."

Certain provisions of the Sponsor Shareholders Agreements, Holdco's memorandum of association and amended and restated bye-laws and Bermuda law could hinder, delay or prevent a change in control of us that you might consider favorable, which could also adversely affect the price of our common shares.

Certain provisions under the Sponsor Shareholders Agreements, Holdco's memorandum of association and amended and restated bye-laws and Bermuda law could discourage, delay or prevent a transaction involving a change in control of Holdco, even if doing so would benefit Holdco's shareholders. These provisions may include customary anti-takeover provisions and certain rights of our Sponsor Shareholders with respect to the designation of directors for nomination and election to the Holdco Board, including the ability to appoint members to each board committee.

Anti-takeover provisions could substantially impede the ability of Holdco's public shareholders to benefit from a change in control or change of Holdco's management and board of directors and, as a result, may materially adversely affect the market price of Holdco common shares and your ability to realize any potential change of control premium. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and to cause Holdco to take other corporate actions you desire. See "Description of Holdco Common Shares."

Additional risks relating to Triton, TAL and Holdco after the mergers.

Holdco's, Triton's and TAL's businesses are, and will continue to be, subject to risks of the type described in Part I, Item 1A in TAL's Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC and incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 237 for the location of information incorporated by reference in this proxy statement/prospectus.

TRITON CONTAINER INTERNATIONAL LIMITED AND TAL INTERNATIONAL GROUP, INC.

Notes to Unaudited Pro Forma Combined Financial Statements

On November 9, 2015, TAL International Group Inc. (TAL) and Triton Container International Limited (Triton) entered into the transaction agreement providing for the combination of TAL and Triton under a new Bermuda holding company named Triton International Limited. In the transaction, TAL and Triton will merge with subsidiaries of Holdco and, as a result of these mergers, will each become wholly owned subsidiaries of Holdco. In the mergers, TAL stockholders will receive one Holdco common share for each share of TAL common stock. In addition, under the terms of the transaction agreement, TAL is permitted to declare and pay dividends in an aggregate amount up to $1.44 per share prior to closing (inclusive of the $0.45 per share paid on December 23, 2015 and on March 24, 2016, plus a special dividend of $0.54 per share expected to be paid at closing). This would result in approximately $48.1 million in dividend payments based on $1.44 per share and total outstanding shares of 33,395,291. In addition, TAL is permitted after March 31, 2016 to pay quarterly cash dividends in the ordinary course of business that have been approved by the TAL Board. Triton shareholders will receive a number of Holdco common shares for each Triton common share based on a formula that is expected to result in former TAL stockholders holding approximately 45%, and former Triton shareholders holding approximately 55%, of the Holdco common shares issued and outstanding immediately after the consummation of the mergers.

If the closing of the transaction occurs after TAL pays its previously announced second quarter dividend, the approximately $48.1 million in dividend payments described above would be increased by the amount of the second quarter 2016 dividend, which if the per share dividend is the same as the first quarter 2016 dividend, would be approximately an additional $15.0 million in the aggregate. In addition, under the terms of the transaction agreement, if TAL's aggregate dividends after November 9, 2015 and on or prior to the closing of the mergers (inclusive of the $0.45 per share dividend paid on December 23, 2015 and March 24, 2016 plus a special dividend of $0.54 per share expected to be paid at closing) exceed $1.44 per share of TAL common stock, then Triton may distribute cash to holders of Triton common shares in an aggregate amount no greater than an amount equal to the product of (a) the aggregate amount of cash dividends declared and payable to TAL shareholders in excess of $1.44 per share during such period and (b) 55/45. As a result, in the event TAL pays a $0.45 per share second quarter dividend prior to the closing of the mergers (in addition to the $1.44 per share in dividends permitted to be paid by TAL under the terms of the transaction agreement), Triton would be expected to declare and pay a dividend prior to the closing of the mergers of approximately $18.4 million in the aggregate. Such a second quarter dividend payment by TAL would reflect a continuation of TAL's regular quarterly dividend practice for periods prior to the closing, and such dividend is not contingent upon the occurrence of the closing and could occur whether or not the transaction with Triton is consummated.

The unaudited pro forma combined financial statements are based on Triton's historical consolidated financial statements and TAL's historical consolidated financial statements as adjusted to give effect to the mergers. The assumptions and estimates underlying the unaudited adjustments to the unaudited pro forma combined financial statements are described in the accompanying notes, which should be read together with the unaudited pro forma combined financial statements. The preliminary unaudited pro forma combined financial information set forth herein is derived from and should be read in conjunction with the audited consolidated financial statements and related notes, which are included elsewhere or incorporated by reference herein.

Note 1 — Basis of Pro Forma Presentation

The unaudited pro forma combined statements of income for the year ended December 31, 2015 give effect to these transactions as if they occurred on January 1, 2015. The unaudited pro forma combined balance sheet as of December 31, 2015 gives effect to these transactions as if they had occurred on December 31, 2015.

The pro forma information reflects the "acquisition" method of accounting in accordance with ASC topic 805, "Business Combinations" ("ASC 805"). Triton has been treated as the acquirer in the mergers for accounting purposes. In making the determination of the accounting acquirer, Holdco considered all pertinent information and facts related to the combined entity as identified by ASC 805-10-55-12 to 15,

THE TAL SPECIAL MEETING

This section contains information about the special meeting of TAL stockholders that has been called to consider and adopt the transaction agreement, to approve the adjournment of the TAL special meeting (if it is necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the transaction agreement), to approve, by a non-binding, advisory vote, certain compensation that may be paid or become available to TAL's named executive officers in connection with the mergers and to approve the adoption of the Business Combination Provision in the Holdco bye-laws.

This proxy statement/prospectus is being furnished to the stockholders of TAL in connection with the solicitation of proxies by the TAL Board for use at the TAL special meeting. TAL is first mailing this proxy statement/prospectus and accompanying proxy card to its stockholders on or about [•].

Date, Time and Location

A special meeting of the stockholders of TAL will be held at the Crowne Plaza White Plains, 66 Hale Avenue, White Plains, New York 10601 on [•], 2016 at 10:00 a.m., Eastern Daylight Time, unless the TAL special meeting is adjourned or postponed.

Purpose

At the TAL special meeting, TAL stockholders will be asked to consider and vote upon the following matters:

- a proposal to adopt the transaction agreement;

- a proposal to approve the adjournment of the TAL special meeting (if it is necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the transaction agreement);

- a proposal to approve, by a non-binding, advisory vote, certain compensation that may be paid or become payable to TAL's named executive officers in connection with the mergers contemplated by the transaction agreement; and

- a proposal to approve the Business Combination Provision in Holdco's amended and restated bye-laws.

Recommendation of the TAL Board

The TAL Board has unanimously (i) approved the transaction agreement and consummation of the mergers upon the terms and subject to the conditions set forth in the transaction agreement, (ii) determined that the terms of the transaction agreement, the mergers and the other transactions contemplated by the transaction agreement are fair to, and in the best interests of, TAL and its stockholders, (iii) directed that the transaction agreement be submitted to TAL stockholders for adoption at the TAL special meeting, (iv) recommended that TAL's stockholders adopt the transaction agreement and (v) declared that the transaction agreement is advisable.

The TAL Board unanimously recommends that TAL stockholders vote:

"FOR" the proposal to adopt the transaction agreement;

"FOR" the proposal to approve the adjournment of the TAL special meeting (if it is necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the transaction agreement);

"FOR" the proposal to approve, by a non-binding, advisory vote, certain compensation that may be paid or become payable to TAL's named executive officers in connection with the mergers contemplated by the transaction agreement; and

"FOR" the proposal to adopt the Business Combination Provision in Holdco's amended and restated bye-laws.

See "The Mergers — Recommendation of the TAL Board" beginning on page 97.

TAL stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the transaction agreement, the proposed transactions and certain compensation that may be paid or become payable to TAL's named executive officers in connection with the mergers. In addition, TAL stockholders are directed to the transaction agreement, which is attached as Annex A to this proxy statement/prospectus.

Record Date; Shares Entitled to Vote

Only TAL stockholders of record at the close of business on the TAL record date (April 25, 2016) will be entitled to vote shares held at that date at the TAL special meeting. If TAL fails to receive a sufficient number of votes to approve the transaction agreement, TAL may propose to adjourn the TAL special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the TAL special meeting to approve the transaction agreement, whether or not a quorum is present. See "PROPOSAL 2: Possible Adjournment of the TAL Special Meeting" beginning on page 233. Each outstanding share of TAL common stock entitles its holder to cast one vote.

As of the TAL record date, there were 33,395,291 shares of TAL common stock, par value $0.001 per share, outstanding and entitled to vote at the TAL special meeting.

Quorum

The presence, in person or represented by proxy, of a majority of the TAL common stock issued and outstanding and entitled to vote at the TAL special meeting constitutes a quorum. In the absence of a quorum, the Chairman of the TAL Board or the holders of a majority of the TAL common stock issued and outstanding and entitled to vote at the TAL special meeting, present in person or represented by proxy, will have power to adjourn the TAL special meeting. As of the record date for the TAL special meeting, 16,697,646 shares of TAL common stock will be required to achieve a quorum.

Holders of shares of TAL common stock present in person at the TAL special meeting but not voting, and shares of TAL common stock for which TAL has received proxies indicating that their holders have abstained, will be counted as present at the TAL special meeting for purposes of determining whether a quorum is established.

Under the rules that govern brokers who have record ownership of shares that are held in "street name" for their clients, the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. The matters being voted on at the TAL special meeting are all considered non-routine matters under NYSE rules. Accordingly, brokers will not have discretionary voting authority to vote your shares on any matter at the TAL special meeting. A broker non-vote occurs when brokers do not have discretionary voting authority and have not received instructions from the beneficial owners of the shares on a particular non-routine matter. A broker will not be permitted to vote on any of the proposals to be considered at the TAL special meeting without instruction from the beneficial owner of the shares of TAL common stock held by that broker. Accordingly, shares of TAL common stock beneficially owned that have been designated on proxy cards by a broker, bank or nominee as not voted on the proposal to adopt the transaction agreement (broker non-vote) will have the same effect as a vote "AGAINST" the proposal to adopt the transaction agreement. Broker non-votes will have no effect on the outcome of the other proposals to be considered at the TAL special meeting. Broker non-votes, if any, will be counted for purposes of determining whether a quorum exists at the TAL special meeting. If you hold shares of TAL stock through a broker, bank or other organization with custody of your shares, follow the voting instructions you receive from that organization.

Vote Required

Proposal to Adopt the Transaction Agreement by TAL stockholders: Adopting the transaction agreement requires the affirmative vote of holders of a majority of the shares of TAL common stock outstanding and entitled to vote. **Accordingly, a TAL stockholder's failure to submit a proxy card or to vote in person at the TAL special meeting, an abstention from voting, or the failure of a TAL stockholder who holds his or her shares in "street name" through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote "AGAINST" the proposal to adopt the transaction agreement.**

Proposal to Adjourn the TAL Special Meeting by TAL stockholders: Approving the adjournment of the TAL special meeting (if it is necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the transaction agreement) requires the affirmative vote of holders of a majority of the shares of TAL common stock present, in person or represented by proxy, at the TAL special meeting and entitled to vote on the adjournment proposal. **Accordingly, abstentions will have the same effect as a vote "AGAINST" the proposal to adjourn the TAL special meeting, while broker non-votes and shares not in attendance at the TAL special meeting will have no effect on the outcome of any vote to adjourn the TAL special meeting.**

Proposal Regarding Certain TAL Merger-related Executive Compensation Arrangements: In accordance with Section 14A of the Exchange Act, TAL is providing stockholders with the opportunity to approve, by a non-binding, advisory vote, certain compensation that may be paid or become payable to TAL's named executive officers in connection with the mergers, as reported in the section of this proxy statement/prospectus entitled "PROPOSAL 3: Advisory Vote on Merger-Related Compensation for TAL Named Executive Officers" beginning on page 233. Approving this merger-related executive compensation requires the affirmative vote of holders of a majority of the shares of TAL common stock present, in person or represented by proxy, at the TAL special meeting and entitled to vote on the proposal to approve such merger-related compensation. **Accordingly, abstentions will have the same effect as a vote "AGAINST" the proposal to approve the merger-related executive compensation, while broker non-votes and shares not in attendance at the TAL special meeting will have no effect on the outcome of any vote to approve the merger-related executive compensation.**

Proposal Regarding Adoption of the Business Combination Provision in the Holdco Bye-laws: Approving the adoption of a provision in Holdco's amended and restated bye-laws prohibiting an interested shareholder from engaging in a business combination with Holdco for a period of three years following the time the interested shareholder became an interested shareholder requires the affirmative vote of holders of a majority of the shares of TAL common stock present, in person or represented by proxy, at the TAL special meeting and entitled to vote on the proposal to approve such Business Combination Provision. **Accordingly, abstentions will have the same effect as a vote "AGAINST" the proposal to approve the adoption of the Business Combination Provision in the Holdco bye-laws, while broker non-votes and shares not in attendance at the TAL special meeting will have no effect on the outcome of any vote to approve the adoption of the Business Combination Provision in the Holdco bye-laws. The vote on this proposal is a vote separate and apart from the vote to adopt the transaction agreement and is not a condition to closing the mergers. Accordingly, you may vote not to approve this proposal on including the Business Combination Provision in the bye-laws and vote to adopt the transaction agreement and vice versa.**

Voting by TAL's Directors and Executive Officers

As of the TAL record date, TAL's directors and executive officers and certain of their affiliates beneficially owned 667,609 shares of TAL common stock entitled to vote at the TAL special meeting (including 157,300 restricted TAL shares). This represents approximately 2.00% in voting power of the outstanding shares of TAL common stock entitled to be cast at the TAL special meeting. Each TAL director and executive officer and certain of their affiliates has indicated his or her present intention to vote, or cause to be voted, the shares of TAL common stock owned by him or her for the proposal to adopt the transaction agreement.

How to Vote

TAL stockholders may vote using any of the following methods:

By Telephone or on the Internet

You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

The website for Internet voting is www.proxyvote.com. Please have your proxy card handy when you go online. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.

Listing of Holdco Common Shares on the NYSE

Holdco has agreed to use its reasonable best efforts to cause the Holdco common shares to be issued in connection with the mergers to be approved for listing on the NYSE prior to the effective time of the mergers, subject to official notice of issuance and, in the case of Holdco common shares to be issued in the Triton merger, the removal of any restrictive legends. If the Holdco common shares to be issued in the Triton merger are not approved for listing on the NYSE prior to the effective time of the mergers, Holdco must use reasonable best efforts to cause such Holdco common shares to be approved for listing on the NYSE, subject to the removal of any restrictive legends, on or prior to the six month anniversary of the closing of the mergers. It is expected that following the mergers, Holdco common shares will trade on the NYSE under the symbol "TRTN."

Delisting and Deregistration of TAL Common Stock

If the TAL merger is completed, the TAL common stock will be delisted from the NYSE and will no longer be registered under the Exchange Act.

Merger Expenses, Fees and Costs

All fees and expenses incurred by TAL and Triton in connection with the transaction agreement and the related transactions will be paid by the party incurring those fees or expenses, except that the parties agreed to share equally the filing fees under the HSR Act and the expenses in connection with filing, printing and mailing this proxy statement/prospectus. TAL will pay Triton up to $3,500,000 of Triton's, Holdco's, the Merger Subs' and their subsidiaries' out-of-pocket expenses incurred in connection with the transaction agreement or the transactions contemplated thereby if the transaction agreement is terminated by either TAL or Triton because the mergers have not been consummated at or before the end date (but only if the TAL stockholders meeting has not been held prior to the end date) or if the TAL stockholders meeting has concluded without the required TAL stockholder vote having been obtained.

Under certain specified circumstances, TAL may be required to pay a termination fee of $19,484,275, including if (i)(A) a third party has publicly made a TAL Acquisition Proposal after the date of the transaction agreement, (B) TAL or Triton terminates the transaction agreement because the mergers have not been consummated at or before the end date (but only if the TAL stockholders meeting has not been held prior to the end date) and such TAL Acquisition Proposal was not publicly irrevocably withdrawn at least three business days prior to the date of the TAL stockholders meeting, and (C) within nine months of such termination, TAL consummations any TAL Acquisition Proposal or enters into any definitive agreement with respect to any TAL Acquisition Proposal (which, for purposes of this clause, the references to 20% in the definition of TAL Acquisition Proposal will be deemed to be references to 50%), (ii) Triton terminates the transaction agreement because the TAL Board has effected a Change in TAL Recommendation or (iii) TAL terminates the transaction agreement at any time prior to receipt of the required TAL stockholder vote, in order to enter into a binding written agreement with respect to a TAL Superior Proposal (provided that TAL has complied in all but immaterial respects with the non-solicitation provisions of the transaction agreement). If TAL is obligated to pay the TAL Termination Fee, then the TAL Termination Fee will be reduced by any expense reimbursement payment, if any, described above that has previously been paid. Under certain specified circumstances, Triton may be required to pay a termination fee of $65,000,000 if Triton terminates the transaction agreement in order to enter into a binding written agreement with respect to a Triton Superior Proposal (provided that Triton has complied in all but immaterial respects with its obligations under the non-solicitation provisions of the transaction agreement). See "The Transaction Agreement — Termination Fees; Expenses" beginning on page 155.

but de minimis respects as of the date of the transaction agreement and as of immediately prior to the closing as though made at and as of such time (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

- the representation and warranty of Triton set forth in the transaction agreement with respect to the absence of any event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Triton since December 31, 2014 is true and correct in all respects as of the date of the transaction agreement and as of immediately prior to the closing as though made at and as of such time; and

- all other representations and warranties of Triton set forth in the transaction agreement are true and correct in all respects (without giving effect to any materiality or Triton material adverse effect exception or qualifier in such representation or warranty), as of the date of the transaction agreement and as of immediately prior to the closing as though made at and as of such time (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches of such representations or warranties, individually or in the aggregate, have not had, and would not reasonably be expected to have a material adverse effect on Triton;

- TAL has received a certificate validly executed and signed on behalf of Triton by its chief executive officer and chief financial officer certifying that the four conditions above have been satisfied; and

- Triton, Holdco and the Merger Subs have performed or complied with, as applicable, all of the obligations, agreements and covenants required by the transaction agreement to be performed or complied with by each of them at or prior to the closing in all material respects and TAL has received a certificate validly executed and signed on behalf of Triton by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

Termination

The transaction agreement may be terminated and the mergers may be abandoned at any time prior to the effective time:

- by the mutual written consent of TAL and Triton;

- by either of TAL or Triton:

    - if any governmental entity of competent jurisdiction has issued an order, decree, ruling or injunction permanently restraining, enjoining or otherwise prohibiting either or both of the mergers, and such order, decree, ruling or injunction has become final and non-appealable provided that this right to terminate will not be available to any party whose failure to comply has been the primary cause of such action;

    - if the mergers and the other transactions contemplated by the transaction agreement have not been consummated at or before the end date; provided, however, that if (A) all of the conditions to closing other than the expiration of the waiting period under the HSR Act, the antitrust approvals in Germany and South Korea, have been satisfied, or (B) the registration statement on Form S-4 (of which this proxy statement/prospectus forms a part) has not been declared effective on or prior to February 16, 2016, the end date may be extended by either Triton or TAL by written notice to the other party up to a date not beyond August 9, 2016 (Triton and TAL expect to exercise the right to extend the end date past May 9, 2016); provided further that this right to terminate will not be available to any party whose failure to comply has been the primary cause of such action; or

    - if the TAL special meeting has concluded without the TAL stockholder approval having been obtained.

Our containers are manufactured from a variety of raw materials whose costs are subject to sudden change. Manufacturers of containers source steel, timber, plywood, oil and zinc (for paint) and other raw materials from global vendors and generally pass through changes in the cost of such materials to the buyers of new containers.

We depend heavily on the debt capital markets to fund our business. Any significant change in the availability or the cost of debt capital could affect our ability to expand our business. We have had consistent historical access to the capital markets largely due to our long-standing relationships and established credibility with both commercial banks and institutional lenders. Our ability to expand our fleet of containers is closely linked to the willingness of lenders and other debt providers to make capital available to our Company and the costs associated with accessing such debt capital.

Market conditions are currently extremely weak in container leasing reflecting, among other things, the ongoing weakness in global trade and decreasing new container prices, and as a result, our profitability has deteriorated. If market conditions remain weak and our performance continues to deteriorate, it is possible that we may not be able to remain in compliance with the financial covenants in our debt facilities. As of December 31, 2015, we were in compliance with all such covenants.

The risk of non-compliance with financial covenants is higher in certain debt facilities financing older assets used by the Company's subsidiaries owning, in the aggregate, approximately 7.6% of its combined container fleet (measured by net book value as of December 31, 2015). If market conditions remain weak, an early amortization event may occur which would result in all available cash flow from the affected subsidiaries' containers, after payment of certain fees and certain other expenses, being applied towards the repayment of the respective subsidiary's loans and, other than receipt of a portion of its management fees, the Company will not be entitled to receive any cash distributions from these subsidiaries unless and until such loans are refinanced or repaid in full. In addition, during such period, such subsidiaries will be subject to limits on sales of container assets for less than net book value.

Triton Container Finance III LLC recently reached an agreement with its lenders to replace the Rolling Interest Coverage Ratio with a cash-flow based test. By replacing the Rolling Interest Coverage Ratio, Triton Container Finance III LLC has mitigated the risk of a near-term early amortization event. Triton Container Finance II LLC and Triton Container Finance IV LLC will seek similar changes to their respective credit facilities during the second quarter of 2016, but there is no assurance that the lenders under those credit facilities will consent to such changes.

Operations

Nature of Operations

The Company operates and manages a worldwide fleet of intermodal marine dry, refrigerated and specialized cargo containers for its own account and on behalf of its container owning subsidiaries (such container owning subsidiaries, the "container owners") within its consolidated group. The container owners are comprised of Triton Container Investments LLC ("TCI"), Triton Container Finance LLC ("TCF"), Triton Container Finance II LLC ("TCF II"), Triton Container Finance III LLC ("TCF III"), Triton Container Finance IV LLC ("TCF IV") and Amphitrite II Ltd. ("Amphitrite-II"). The Company operates and manages the containers pursuant to agreements (collectively, the "management agreements") with the container owners. The management agreements govern the operation and management of the containers and allocation of the proceeds therefrom.

Operating Performance

Operating performance is primarily determined by the extent to which our leasing and other revenues exceed our cost of ownership, operating and administrative expenses. Our profitability is also impacted by the gains or losses which we realize on the sale of our used equipment. Our leasing revenues are primarily driven by the size of our fleet, our container utilization, and the average lease rates in our lease portfolio. Our leasing revenues also include ancillary fees driven by container pick-up and drop-off volumes.

Since 2013, our financial performance has declined due to weakened global economic growth and low interest rates. Reductions in steel prices (which directly impact the cost of new containers) and lower demand for leased container equipment has led to contractions in lease rates and yields. Many of the

Long-term lease agreements provide customers with specified equipment for a specified contractual term. Container rental revenue for long-term leases is based upon the number of containers leased, the applicable per diem rate and the length of the lease. Long-term leases typically have initial contractual terms ranging from three to five years, but can range from one to ten years in duration.

Master lease agreements do not specify the exact number of containers to be leased or the term that each unit will remain on lease, but allow the lessee to pick-up and drop-off containers at various locations specified in the lease agreement.

Recognition of container rental revenue billed in advance is deferred and included in accounts payable and other accrued expenses on the consolidated balance sheets until earned.

Recognition of container rental revenue ceases if and when a customer defaults in making timely lease payments and it is determined that future lease payments are not likely to be collected. Determination of the collectability of future lease payments is made by management on the basis of available information, including the current creditworthiness of customers, historical collection results and review of specific past-due receivables.

Container rental equipment

Container rental equipment is recorded at original cost and depreciated to an estimated residual value on a straight-line basis over the estimated useful life of each type of equipment. Capitalized costs for new container rental equipment generally include the manufactured cost of the container, inspection, delivery, and associated costs incurred in moving the container from the manufacturer to the initial on-hire location of such container. Repair and maintenance costs that do not extend the lives of the container rental equipment are charged to direct operating expenses at the time the costs are incurred.

Estimated useful lives and residual values are determined and reviewed based upon the historical disposal experience of the container fleet and expectations of future used equipment prices. Depreciation estimates are reviewed regularly. If warranted, a change in the estimated useful lives or residual values of our containers will result in an increase or decrease to depreciation expense.

After conducting our regular depreciation policy review, we elected to reduce the estimated residual values for 40-foot dry van containers (from $1,300 to $1,200) and for 40-foot high cube dry van containers (from $1,700 to $1,400) effective October 1, 2015.

We last changed our depreciation estimates for dry van containers (and other container types within our fleet) during 2012. Since that time, disposal prices for 40-foot dry van containers and 40-foot high cube dry van containers have declined and we experienced losses when selling certain of these assets during 2015. The change in residual value estimates was made to better align our residual values with our expectations for future used container sale prices. The change in useful lives for our 20-foot dry van containers, our 40-foot dry van containers and our 40-foot high cube dry van containers was made to better reflect the age at which sales have historically occurred and our expectations of future trends.

In considering the changes to residual values for the three major dry van categories, we reviewed 1-year, 3-year, 5-year and 7-year average disposition pricing trends. Historically, we have considered the 7-year analyses the most relevant, as this encompasses the broadest data set over a longer-time horizon. We further believe that a 7-year time horizon is appropriate as it captures at least one full business cycle. As with all estimates, particularly related to long-lived assets, current market performance may not necessarily be indicative of long-term residual values, so we do not adjust residual values to point-in-time prices. Rather, we consider the mix of data shown in the following table and use the averages over time to either confirm residual value estimates or support revisions to those estimates.

The sale-related unit proceeds by dry van container category that we considered as of December 31, 2015 are shown below:

Category	1-year Avg.	3-year Avg.	5-year Avg.	7-year Avg.
20-foot dry vans				
– Sale proceeds	$1,039	$1,210	$1,329	$1,294
40-foot dry vans				
– Sale proceeds	$1,027	$1,404	$1,585	$1,528
40-foot high cube dry vans				
– Sale proceeds	$1,300	$1,598	$1,768	$1,735

Our residual value estimates ($1,000 for a 20-foot dry van, $1,200 for a 40-foot dry van and $1,400 for a 40-foot high cube dry van) are lower in each instance than the historical 3-year, 5-year and 7-year averages as of December 31, 2015. While we did experience losses on sales of certain 40-foot dry van containers and 40-foot high cube dry van containers during the fourth quarter of 2015, we do not believe the decline in value to be indicative of a permanent decline in value, and we do not adjust long-term residual value estimates based on short-term data points (including the fourth quarter 2015 sale results and the 1-year averages shown above). We do regularly review this data and update our analysis and will make further revisions to residual values as and when conditions warrant.

We regularly review the residual value estimates associated with our refrigerated containers and specialized containers. Given the specific nature of these assets and the lower volumes of containers that are sold each month in the secondary market, there is less variability in asset pricing. Similar to our dry van containers, we evaluate the relationship between sale prices and residual values over a long-term horizon.

The largest segment of our non-dry van fleet consists of 40-foot high cube refrigerated containers. When measured at December 31, 2015, sale proceeds for this equipment type averaged $4,145 over the prior 1-year period, $4,760 over the prior 3-year period, $5,341 over the prior 5-year period and $5,458 over the last 7-year period. Our current residual value for 40-foot high cube refrigerated containers is set at $3,250. Based on the data trends, we believe that the residual value for our 40-foot high cube refrigerated containers is appropriate and does not warrant revision.

A similar analysis was recently performed for the remaining equipment types and no change was warranted for those assets.

We continuously monitor disposal prices across our entire portfolio for indications of a deeper, more sustained market downturn. If necessary, we will adjust our estimates if there are indicators that the current weak market for containers will be sustained over a longer time horizon.

We elected to revise the useful life estimates for our 20-foot dry van containers, our 40-foot dry van containers and our 40-foot high cube dry van containers from 12 years to 13 years effective October 1, 2015.

Had we not elected to make the changes to the residual value estimates and the useful life estimates described herein, our depreciation expense for the quarter ended December 31, 2015 would have been lower by $1.8 million (and $0.04 per diluted share).

The estimated useful lives and residual values for each major equipment type for the periods as indicated below were as follows:

| Equipment Type | Year ended December 31, 2014 and 2013 and Jan – Sept 2015 | | Oct – Dec 2015 | |
	Depreciable Life	Residual Value	Depreciable Life	Residual Value
20-foot dry van container	12 years	$1,000	13 years	$1,000
40-foot dry van container	12 years	$1,300	13 years	$1,200
40-foot high cube dry van container	12 years	$1,700	13 years	$1,400
20-foot refrigerated container	12 years	$2,250	12 years	$2,250
40-foot high cube refrigerated container	12 years	$3,250	12 years	$3,250
40-foot flat rack container	12 years	$3,000	12 years	$3,000
40-foot open top container	12 years	$2,500	12 years	$2,500

Container rental equipment is depreciated from the date of initial lease-out to the earlier to occur of either the end of the estimated useful life for that specific container or the date that the container is sold and removed from the fleet.

For container rental equipment acquired through sale-leaseback transactions, estimates for remaining useful life and residual value are based on current and expected future conditions in the secondary market for older containers and expectations of the duration that such containers will remain on lease.

Valuation of long-lived assets — container rental equipment

The carrying value of container rental equipment is reviewed for impairment whenever changes in circumstances indicate that the carrying amounts may not be recoverable. If indicators of impairment are present, a determination is made as to whether the carrying value of the fleet exceeds its current fair value, which is determined using estimated future undiscounted cash flows.

During the second half of 2015, conditions in the container leasing market deteriorated at a significant pace. Prices for newly built containers declined as input costs (primarily steel) fell due to a drop in commodity prices (iron ore) and an excess of steel production capacity, particularly in China (the production source for new containers). Market per diem lease rates for new containers, which are linked to the cost of newly built containers, declined as well during the second half of 2015. Concurrently, global trade growth slowed during the latter half of 2015 and, as a result, shipping lines began to off-hire containers at an accelerated pace. In addition, certain leases that were originated in 2010 expired during 2015 and were extended at rates that were lower than the prevailing rates in 2010. With the increased volume of off-lease containers, per diem rates for in-fleet lease outs came under pressure and the sale proceeds for containers in the resale market declined. These negative indicators suggested that the carrying value of Triton's leasing equipment may not be recoverable.

Therefore, we performed an impairment analysis on our equipment fleet as of December 31, 2015 by comparing the total undiscounted projected cash flows of each asset group to its net book value. Asset groups were determined based on likelihood of re-lease and then further grouped by our designation of an asset as a pooled container or a specific container. Within the pooled designation, a further grouping was made at the equipment type level and within the specific designation, further groupings were made by ownership entity and by equipment type. Our impairment testing was limited to our four major equipment types, which consist of 20-foot dry vans, 40-foot dry vans, 40-foot high cube dry vans and 40-foot high cube refrigerated containers (representing a total of 94.2% of the net book value of our fleet as of December 31, 2015). We did not find evidence of negative indicators in the remainder of its fleet.

For units which were off-lease and of an age and/or location where the likelihood of re-leasing was deemed to be low, projected future cash flows were limited to estimated disposition proceeds. Therefore, the net book value of these units ($47.5 million) was compared to recent average sales prices for the preceding three months by equipment type, and we recorded an impairment charge of $7.2 million related to these units for the year ended December 31, 2015.

For units held in use, projected future cash flows were estimated using the assumptions that were part of our long-term planning forecast at the end of 2015. These assumptions are described in more detail below, but generally consider that the current market downturn lasts throughout 2016 and then gradually improves over the next four years and are held constant thereafter.

The material assumptions used in calculating each asset group's future cash flows for the assets held in use were as follows:

Per diem rates — We assumed that re-lease per diem rates remained at a depressed level in 2016 and then gradually improved over the next four years and were held constant thereafter, pursuant to our long-term planning forecast. As our fleet consists of a higher percentage of units that are re-leased pursuant to high-service, master lease arrangements, our re-lease rates were above the current market rates for newly built containers.

Utilization — We held utilization constant at 94% throughout the projection period, which was equivalent to the utilization rate for our fleet at the end of 2015.

Direct container expenses — We assumed direct container expenses to be equivalent to the level incurred during 2015, which was roughly 1% of container rental original equipment cost with no increase or decrease over the projection period.

Sale proceeds — We established sale proceeds at the current low level for 2016 and assumed a gradual improvement back to a normalized level over the next four years and then held sale proceeds constant thereafter. The sale price for a 20-foot dry van container was established at $841 during 2016, which was 9% lower than the average sale price for a 20-foot dry van container sold during the fourth quarter of 2015. We assumed that the 20-foot dry van sale price returned to a normalized level of $1,149 by 2020 and was constant thereafter. In addition to the sale price, we included incremental proceeds related to the final repair invoice issued to the lessee for damages which are not ultimately performed and incremental proceeds for units that are damaged by the lessee beyond repair. For 20-foot dry vans, the incremental proceeds amount was based on the 2015 average of $164 per container sold and was held constant throughout the projection period.

Sale age — We established sale age at 12 years.

The projected undiscounted cash flows based on the material assumptions outlined herein exceeded the net book value of our leasing equipment for the four major equipment types as of December 31, 2015 by nearly $693 million for our pooled fleet, by more than $1.5 billion for our specific fleet and by $2.2 billion for the combined fleet in total. The following tables contain the details of the results of the Company's impairment analysis for the pooled fleet of containers, the specific fleet of containers and the total fleet of containers (in millions):

Pooled Fleet

Equipment Type	Net Book Value at December 31, 2015	Projected Undiscounted Cash Flows	Difference
20' Dry	$ 315.3	$ 496.7	$181.4
40' Dry	$ 99.2	$ 135.8	$ 36.6
40' Dry High Cube	$ 569.3	$ 801.8	$232.5
40' Refrigerated High Cube	$ 432.9	$ 675.4	$242.5
Total	$1,416.7	$2,109.6	$692.9

Specific Fleet

TCF

Equipment Type	Net Book Value at December 31, 2015	Projected Undiscounted Cash Flows	Difference
20' Dry	$15.2	$23.0	$ 7.8
40' Dry	$ 3.3	$ 4.5	$ 1.2
40' Dry High Cube	$18.8	$25.8	$ 7.1
40' Refrigerated High Cube	$ 5.8	$ 9.3	$ 3.5
Total	$43.1	$62.6	$19.5

TCF II

Equipment Type	Net Book Value at December 31, 2015	Projected Undiscounted Cash Flows	Difference
20' Dry	$17.7	$26.2	$ 8.4
40' Dry	$ 7.9	$10.0	$ 2.1
40' Dry High Cube	$13.8	$16.7	$ 2.8
40' Refrigerated High Cube	$ 5.7	$ 8.9	$ 3.3
Total	$45.1	$61.8	$16.7

TCF III

Equipment Type	Net Book Value at December 31, 2015	Projectd Undiscounted Cash Flows	Difference
20' Dry	$ 55.9	$ 89.1	$ 33.2
40' Dry	$ 9.7	$ 12.0	$ 2.3
40' Dry High Cube	$ 92.6	$123.6	$ 31.0
40' Refrigerated High Cube	$ 68.7	$114.1	$ 45.4
Total	$226.9	$338.8	$111.9

TCF IV

Equipment Type	Net Book Value at December 31, 2015	Projected Undiscounted Cash Flows	Difference
20' Dry	$30.4	$ 47.5	$17.1
40' Dry	$ 2.8	$ 3.4	$ 0.7
40' Dry High Cube	$32.0	$ 41.6	$ 9.6
40' Refrigerated High Cube	$12.2	$ 18.6	$ 6.4
Total	$77.4	$111.1	$33.8

Triton

Equipment Type	Net Book Value at December 31, 2015	Project Undiscounted Cash Flows	Difference
20' Dry	$ 357.3	$ 610.9	$ 253.6
40' Dry	$ 44.5	$ 66.2	$ 21.6
40' Dry High Cube	$ 805.4	$1,207.4	$ 402.0
40' Refrigerated High Cube	$ 725.7	$1,232.4	$ 506.7
Total	$1,933.0	$3,116.9	$1,183.9

TCI

Equipment Type	Net Book Value at December 31, 2015	Projectd Undiscounted Cash Flows	Difference
20' Dry	$1.8	$2.8	$1.0
40' Dry	$0.5	$0.6	$0.1
40' Dry High Cube	$2.4	$2.9	$0.5
40' Refrigerated High Cube	$1.4	$2.1	$0.8
Total	$6.1	$8.5	$2.4

Amphitrite-II

Equipment Type	Net Book Value at December 31, 2015	Projected Undiscounted Cash Flows	Difference
20' Dry	$ 14.5	$ 28.4	$ 13.9
40' Dry	$ 1.3	$ 2.1	$ 0.8
40' Dry High Cube	$ 95.7	$165.6	$ 69.9
40' Refrigerated High Cube	$100.3	$172.0	$ 71.7
Total	$211.8	$368.1	$156.3

Specific Fleet Total

Equipment Type	Net Book Value at December 31, 2015	Projected Undiscounted Cash Flows	Difference
20' Dry	$ 492.8	$ 827.8	$ 335.0
40' Dry	$ 70.1	$ 98.9	$ 28.8
40' Dry High Cube	$1,060.7	$1,583.6	$ 522.9
40' Refrigerated High Cube	$ 919.8	$1,557.4	$ 637.6
Total	$2,543.4	$4,067.8	$1,524.4

Total Fleet

Equipment Type	Net Book Value at December 31, 2015	Projected Undiscounted Cash Flows	Difference
20' Dry	$ 808.1	$1,324.5	$ 516.4
40' Dry	$ 169.3	$ 234.7	$ 65.4
40' Dry High Cube	$1,630.0	$2,385.4	$ 755.4
40' Refrigerated High Cube	$1,352.7	$2,232.8	$ 880.1
Total	$3,960.1	$6,177.4	$2,217.3

We performed additional stresses on the portfolio of units held in use, including an evaluation where per diem rates and retirement proceeds were held constant throughout the projection periods at the levels achieved during the fourth quarter of 2015. In addition, we evaluated a stress case where the per diem rates and the retirement proceeds were reduced by 25% of the projected levels for these variables. There was no indication of impairment under these stress case scenarios, except for when we reduced projected proceeds by 25%, in which case projected cash flows were lower than net book value for five out of twenty-eight asset groups, representing 1.1% of the net book value of the fleet under review. Based on the analysis and the impact of the various stresses described herein, we concluded that impairment was not present for the fleet of units held in use as of December 31, 2015.

The assumptions used in our impairment testing are subject to significant uncertainty and are influenced by factors outside of our control. These factors include, but are not limited to, the future rate of global trade growth, the demand from our customers for leased containers, the length of time that our customers retain our containers as part of their leased-in fleet after expiration of the underlying lease contract and the value of containers in the resale market.

In addition to the factors cited above, we face additional uncertainty related to factors affecting our specific equipment types that are often out of our control. The most significant factors affecting our dry van container fleet will likely be changes in future steel prices which will impact the cost of a new dry van container, lease rates and the value of containers in the resale market. Our refrigerated containers could be impacted by changes in refrigeration technology and/or changes in the regulatory environment related to refrigerated gas usage and emissions. These factors could impact the value of new refrigerated containers, existing refrigerated containers, lease rates, useful lives and the value of refrigerated containers in the resale market.

We will continually monitor the performance of our fleet and evaluate the key factors that impact our asset values and assess the assumptions used in our impairment testing analysis should market conditions warrant such a reassessment.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss to future earnings, values or cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument, derivative or non-derivative, might change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. We have operations both within the United States and internationally and we are exposed to market risks in the ordinary course of our business. These risks include interest rate and foreign currency exchange rate risks.

Interest rate risk

Since approximately 77.9% of our debt as of December 31, 2015 was either fixed-rate debt or floating-rate debt with interest rates that had been fixed through interest rate swaps, our interest expense is not significantly affected by changes in interest rates. However, we are exposed to interest rate risk through our borrowings under certain of our floating-rate debt facilities. As of December 31, 2015, we had $1,031.4 million in floating-rate debt. A change from the current low interest rate environment, a flat or inverted yield curve, and changing prevailing interest rates can have an adverse impact on our business. If market interest rates for our floating-rate debt (primarily LIBOR) averaged 1% more over the one-year period beginning January 1, 2016, our interest expense, after considering the effects of our interest rate swap agreements, would increase by approximately $6.4 million measured over the next 12 months. These amounts are determined by considering the impact of the hypothetical interest rates on our borrowings and interest rate swap agreements. This analysis does not consider the effects of any reduced level of overall economic activity that could exist in such an environment.

The variable rates on the borrowings under our floating-rate debt facilities are indexed to various LIBOR rates and fluctuate periodically based on movements in those rates. We use interest rate swap and cap agreements to convert a portion of the variable rate exposure on these borrowings to a fixed rate, thereby mitigating our interest rate exposure. We assess and manage the external and internal risk associated with these derivative instruments in accordance with our overall operating goals. External risk is defined as those risks outside of our direct control, including counterparty credit risk, liquidity risk, systemic risk and legal risk. Internal risk relates to those operational risks within our management oversight structure and includes actions taken in contravention of our policies. The primary external risk of our interest rate swap and cap agreements is counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative agreement. Credit exposures are measured based on the market value of outstanding derivative instruments. Both current and potential

DESCRIPTION OF HOLDCO COMMON SHARES

The following is a summary of the Holdco common shares as of the effective time of the mergers and does not purport to be a complete description of the Holdco common shares. You should also refer to, and this summary is qualified in its entirety by, (1) Holdco's memorandum of association, which we refer to as the Holdco memorandum of association, which will be in effect as of the effective time of the mergers and a form of which is included as Exhibit 3.1 to the registration statement of which this proxy statement/prospectus is a part and is incorporated herein by reference, (2) Holdco's amended and restated bye-laws, which we refer to as the Holdco amended and restated bye-laws, which will be in effect as of the effective time of the mergers and a form of which is included as Exhibit 3.2 to the registration statement of which this proxy statement/prospectus is a part and is incorporated herein by reference and (3) the applicable provisions of the Bermuda Companies Act. The following summary should be read in conjunction with the section entitled "Comparison of Shareholder Rights" beginning on page 199.

Common Shares

As of the effective time of the mergers, Holdco will be authorized to issue up to 294,000,000 common shares. Based on the number of shares of TAL common stock outstanding as of May 4, 2016, the latest practicable date before the date of this proxy statement/prospectus, the total number of Holdco common shares outstanding immediately after the closing of the mergers is expected to be approximately 74.2 million.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of Holdco, the holders of Holdco common shares will be entitled to share equally in any of the assets available for distribution after Holdco has paid in full all of its debts and after the holders of all series of Holdco's outstanding preferred shares, if any, have received their liquidation preferences in full.

The Holdco common shares to be issued at the effective time of the mergers will be validly issued, fully paid and non-assessable (meaning that no further sums are required to be paid by the holders of such shares in connection with the issue of such shares). Holders of Holdco common shares will not be entitled to preemptive rights. Shares of Holdco common shares will not be convertible into shares of any other class of common shares.

Computershare will be the transfer agent for the Holdco common shares. Holdco may from time to time after the consummation of the mergers engage another transfer agent for its shares as business circumstances warrant.

Dividend Rights

Under Bermuda law, shareholders of Holdco will be entitled to receive dividends when and as declared by the Holdco Board out of any funds of the company legally available for the payment of such dividends, subject to any preferred dividend rights that may exist from time to time. Bermuda law does not permit payment of dividends, or distributions of contributed surplus, by a company if there are reasonable grounds for believing that:

- the company is, or would be, after the payment is made, unable to pay its liabilities as they become due; or
- the realizable value of the company's assets would be less than its liabilities.

Under Holdco's bye-laws, the Holdco Board has the power to declare dividends or distributions out of contributed surplus, and to determine that any dividend shall be paid in cash or shall be satisfied in paying up in full shares to be issued to the shareholders credited as fully paid or partly paid or partly in one way or partly in the other. The Holdco Board may also pay any fixed cash dividend whenever the position of the company justifies such payment.

Voting Rights

Subject to the rights, if any, of the holders of any series of preferred shares, if and when issued and subject to applicable law, each holder of Holdco common shares will be entitled to one vote per share and all voting rights will be vested in those holders of record on the applicable record date on all matters voted

COMPARISON OF SHAREHOLDER RIGHTS

This section of the proxy statement/prospectus describes the material differences between the rights of TAL stockholders and Holdco shareholders upon completion of the mergers.

The rights of TAL stockholders are currently governed by the DGCL, and the amended and restated certificate of incorporation of TAL, and the amended and restated bylaws of TAL, which we refer to in this proxy statement/prospectus as the certificate of incorporation and bylaws of TAL. Upon completion of the mergers, the rights of TAL stockholders who become shareholders of Holdco in the mergers will be governed by the Bermuda Companies Act and the memorandum of association and bye-laws of Holdco, as they will be in effect as of the closing.

This section does not include a complete description of all differences among the rights of TAL stockholders and Holdco shareholders following completion of the mergers, nor does it include a complete description of the specific rights of these shareholders. Furthermore, the identification of some of the differences in the rights of these shareholders as material is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the Bermuda Companies Act, the DGCL, as well as the certificate of incorporation, memorandum of association, post-closing bye-laws and bylaws of Holdco and TAL, as applicable. Copies of the certificates of incorporation and bylaws of TAL are filed as exhibits to the reports of TAL incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 237. The form of memorandum of association and form of bye-laws of Holdco that will be in effect as of the closing are included as Exhibit 3.1 and Exhibit 3.2, respectively, to the registration statement of which this proxy statement/prospectus forms a part.

	TAL	Holdco
Authorized Capital	The aggregate number of shares which TAL has the authority to issue is (i) 100,000,000 shares of TAL common stock, par value $0.001 per share and (ii) 500,000 shares of preferred stock, par value $0.001. As of the date of this proxy statement/ prospectus, no shares of preferred stock are outstanding.	The authorized share capital of Holdco as of the effective time of the mergers will be 300,000,000 shares divided into 294,000,000 common shares ("Common Shares") of par value $0.01 each and 6,000,000 undesignated shares of par value $0.01 each.
	The TAL Board is authorized to issue the preferred stock in one or more series, to fix the number of shares of any such series, and to fix the designation of any such series as well as the powers, preferences, and rights and the qualifications, limitations, or restrictions of the preferred stock.	The Holdco Board is authorized to issue and allot the undesignated shares in one or more series and if it does so, may name and designate each series in such manner as it deems appropriate to reflect the particular rights and restrictions attached to that series. Each undesignated share will have attached to it such preferred, qualified or other special rights, privileges and conditions and be subject to such restrictions, whether in regard to dividend, return of capital, redemption, conversion into Common Shares or voting or otherwise, as the Holdco Board may determine on or before its allotment.

Compensation Elements

Our executive officers, including Mr. Vernon and Mr. O'Callaghan, receive the following elements of compensation:

- Base salary;

- Annual incentive compensation in the form of cash bonuses;

- Long-term incentive compensation in the form of equity awards;

- Health, welfare and other employee benefits; and

- Post-employment and change in control-related compensation.

Each of these elements is described in greater detail below.

Base Salary

We believe that a competitive base salary is essential in attracting and retaining key executive talent. Historically, our executive compensation team has reviewed the base salaries of our executive officers, including Mr. Vernon and Mr. O'Callaghan, on an annual basis or as needed to address circumstances such as a change in position or responsibilities. In evaluating the base salaries of our executive officers, our executive compensation team considers several factors, including our financial performance, the executive officer's contribution towards meeting our financial objectives, his qualifications, knowledge, experience, tenure, and scope of responsibilities, his performance as against individual goals, competitive market practices and internal pay equity.

For 2015, our executive compensation team reviewed the base salaries of our executive officers, including Mr. Vernon and Mr. O'Callaghan. Based on the review and evaluation described above, which was discussed with and approved by the Designated Directors, Mr. Vernon received an increase in base salary of 3%, to £356,669 ($525,587, based on exchange rates as of December 31, 2015) and Mr. O'Callaghan received an increase in base salary of 9%, to £276,422 ($407,335, based on exchange rates as of December 31, 2015).

The base salary paid to Mr. Vernon and Mr. O'Callaghan during Fiscal 2015 is set forth in the "Fiscal 2015 Summary Compensation Table" below.

Annual Incentive Compensation

We use annual incentive compensation to support and encourage the achievement of certain specific annual corporate goals.

Mr. Vernon is eligible for a discretionary bonus determined by the Chairman and the Designated Directors. In determining this bonus, the Chairman and the Designated Directors take into account factors such as the Company's performance over the past fiscal year and Mr. Vernon's contribution to that performance, his individual performance, his other elements of compensation and pay history and internal pay equity. In January 2015, Mr. Vernon received a special bonus of $293,544 in connection with a dividend paid to the Company's shareholders in December 2014. The amount of the annual discretionary bonus Mr. Vernon will receive with respect to fiscal 2015 has been determined by the Chairman and Designated Directors to be $1,200,000. Of this amount, $902,391 was paid in March 2016 and the balance of $297,609 will be paid in May 2016. Mr. Vernon's special bonus and annual discretionary bonus are included in the "Fiscal 2015 Summary Compensation Table" below in the "Bonus" column.

Each year, our executive officers at the level of Senior Vice President and Executive Vice President (including Mr. O'Callaghan, but excluding Mr. Vernon) are eligible to receive annual cash bonuses under our Incentive Bonus Plan (the "IBP"). The IBP includes several metrics based on corporate performance, as well as an individual performance factor.

For purposes of the Fiscal 2015 IBP, the target annual cash bonus opportunity for each of our eligible executive officers, including Mr. O'Callaghan, was expressed as a specified dollar amount, subject to a maximum annual cash bonus opportunity of 150% of the target annual cash bonus opportunity). The

Component	Target ($ in millions)	Actual ($ in millions)	Weight Factor	2015 Target Bonus Component %	2015 Actual Bonus Component % for Mr. O'Callaghan
Individual Performance	100%	150%	For every increment of 10% by which actual performance exceeds or is less than 100%, this factor increases or decreases by 0.1 from 1.0.	25%	37.50%
			TOTAL:	100%	95.37%

_____

(1) For purposes of the IBP calculation, actual Gross Margin as a percentage of Average OEC is calculated as follows: Gross Margin is defined for this purpose as container rental revenue for the core fleet (container rental revenue as presented in our financial results less container rental revenue from non-core leasing activities) less direct container expense as presented in our financial results, adjusted by the provision for, or reduction of, bad debt expense as presented in our financial results. OEC is calculated as the sum of container rental equipment plus accumulated depreciation (both as presented in our financial results) less the sum of container rental equipment plus accumulated depreciation for (i) newly built containers which have not yet become subject to an initial lease, (ii) containers that are non-core (predominantly containers subject to sale and leaseback transactions), and (iii) refrigerated cooling units that have not yet been attached to a container. Average OEC is the sum of OEC for each day in the relevant measurement period divided by the number of days in the relevant measurement period. Gross Margin as a percentage of Average OEC is calculated as Gross Margin divided by Average OEC.

(2) For purposes of the IBP calculation, net income attributable to shareholders is as presented in our financial results (2015 net income attributable to shareholders was $111.1 million), adjusted for unrealized loss on derivative instruments as presented in our financial results (2015 unrealized loss on derivative instruments was an add back of $2.2 million) and further adjusted for the sum of prior year (2012 through 2014) immaterial corrections to net income (2015 adjustment for immaterial corrections to net income was a reduction of $10.5 million).

(3) For purposes of the IBP calculation, MG&A is as presented in our financial results (2015 MG&A was $75.6 million) adjusted for an add back of depreciation and interest expense that is included in MG&A (2015 depreciation and interest add back was $2.6 million).

(4) For purposes of the IBP calculation, Accounts Receivable Days is calculated as of a balance sheet end date and is the product of (A) the quotient obtained by dividing (i) the mathematical average of the ending accounts receivable balance adjusted for the impact of invoices generated related to cash container sales where the sale unit has not yet been delivered, for the preceding 13 months by (ii) the total invoices issued during the relevant measurement period (includes all rental and container disposition invoices) times (B) the number of days in the relevant measurement period.

Mr. O'Callaghan received the maximum individual performance rating of 150% for the year ended 2015. This maximum rating was primarily due to Mr. O'Callaghan's outstanding individual performance during the performance period in addressing customer and organizational requirements during an extraordinarily challenging business climate.

Based on the performance metrics described above, the Fiscal 2015 cash bonus payment for Mr. O'Callaghan under the IBP was $214,579 (95.37% of target). Of this amount, $208,804 was paid in March 2016 and $5,775 will be paid in May 2016. This bonus under the Fiscal 2015 IBP is included in the "Fiscal 2015 Summary Compensation Table" below in the "Non-Equity Incentive Plan Compensation" column.

value of our common shares between the time of the Sponsor Shareholders' acquisition of a majority ownership interest in the Company in 2011 and the sale event. Under the Transaction Bonus Plan, the amount of such payment to each participant would be determined in the sole discretion of our Board of Directors.

Employment Agreements

Written employment agreements have not historically been utilized by the Company, and we have not entered into a written employment agreement with Mr. Vernon or Mr. O'Callaghan.

Compensation-Related Risk Assessment

We believe that the performance measures we use for incentive-based compensation, as well as the ultimately discretionary nature of the majority of the components of our compensation program, appropriately reward performance without encouraging unnecessary or excessive risk taking on the part of the Company's employees.

Fiscal 2015 Summary Compensation Table

The following table sets forth the compensation paid to or earned by Mr. Vernon and Mr. O'Callaghan in respect of Fiscal 2015.

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Simon R. Vernon,............. *President and Chief Executive Officer*	2015	525,587	1,493,544	—	1,826,530	3,845,661
John O'Callaghan, ... *Senior Vice President – Europe, North and South America, South Africa and Indian Sub-Continent*	2015	407,335	165,119	214,579	1,039,749	1,826,782

(1) The amount reported in the "Salary" column represents the base salary paid to Mr. Vernon and Mr. O'Callaghan for Fiscal 2015, based on exchange rates as of December 31, 2015. Mr. Vernon's and Mr. O'Callaghan's salaries are paid in British Pounds, and for Fiscal 2015 were £356,669 and £276,422, respectively. For further discussion, see *Compensation Elements — Base Salary* above.

(2) The amount reported in the "Bonus" column represents a special bonus of $293,544 and $165,119 paid to Mr. Vernon and Mr. O'Callaghan, respectively, in January 2015 in connection with a dividend paid to the Company's shareholders in December 2014, calculated with reference to the dividend which would have been payable if Mr. Vernon or Mr. O'Callaghan, as applicable, held a number of common shares equal to the number of vested options he held at such time. The amount of the annual discretionary bonus Mr. Vernon will receive with respect to Fiscal 2015 is $1,200,000. Of this amount, $902,391 was paid in March 2016 and the balance of $297,609 will be paid in May 2016. For further discussion, see *Compensation Elements — Annual Incentive Compensation* above.

(3) The amount reported in the "Non-Equity Incentive Plan Compensation" column represents the amount paid to Mr. O'Callaghan for Fiscal 2015 pursuant to the Fiscal 2015 Incentive Bonus Plan. For a discussion of this plan, see *Compensation Elements — Annual Incentive Compensation* above, and the Fiscal 2015 Grants of Plan-Based Awards table below.

The SEC allows Holdco and TAL to "incorporate by reference" information about TAL in this proxy statement/prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus or in another subsequent filing with the SEC and any information that is deemed, in accordance with SEC rules, to be furnished and not filed with the SEC. This proxy statement/prospectus incorporates by reference the documents set forth below that TAL (Commission file number 001-32638) has previously filed with the SEC. These documents contain important information about TAL and its financial condition.

TAL Filings with the SEC	Period and/or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2015, as filed February 29, 2016
Annual Report on Form 10-K/A (Amendment No. 1)	Filed April 22, 2016
Annual Report on Form 10-K/A (Amendment No. 2)	Filed May 5, 2016
Current Reports on Form 8-K	Filed April 30, 2015; Filed July 17, 2015; Filed November 10, 2015; Filed December 24, 2015; Filed January 21, 2016; Filed February 9, 2016; Filed February 10, 2016; Filed April 4, 2016

The description of TAL common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions.

All documents filed by TAL pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus to the date of the special meeting shall also be deemed to be incorporated herein by reference (other than any information that is deemed, in accordance with SEC rules, to be furnished and not filed with the SEC).

You may also obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by requesting them from TAL in writing, by telephone or via TAL's website at the following address, telephone number and website:

TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York, 10577
Attention: Investor Relations
(914) 251-9000
www.talinternational.com ("Investors" tab)

None of Triton, Holdco or TAL has authorized anyone to give any information or make any representation about Triton, Holdco, TAL, the Holdco common shares, the mergers or the TAL special meeting that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

Effective May 23, 2011, a share-based compensation plan (the "Option Plan") was adopted by the Company's Board of Directors for the benefit of certain executives of the Company and its consolidated subsidiaries. The Option Plan consists of service-based and market-based options. The Option Plan allows for the granting of options to purchase up to 9,347,181 Class A common shares with a par value of $0.01 per share ("Class A common shares").

Options awarded under the Option Plan are granted with an exercise price per share equal to the fair value of the Class A common shares at the grant date and qualify as equity-classified awards. As such, the awards are not re-measured subsequent to the grant date.

Share-based compensation cost is measured at the grant date based on the fair value of the option, which is calculated using either the Black-Scholes-Merton option pricing model or a Monte Carlo simulation model. The value of the option expected to vest is recognized over the requisite vesting period on a straight-line basis and is recorded in management, general and administrative expense on the consolidated statements of income with a corresponding offset to additional paid-in capital on the consolidated balance sheets and statements of shareholders' equity.

Service-based Options

The service-based options vest in increments of 20% per year on each of the first five anniversaries of the grant date. Unless terminated pursuant to certain provisions in the Option Plan, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

Options granted under the Option Plan that are subject to service-based vesting are generally subject to partial accelerated vesting upon certain terminations of the option holder's employment. In the event of the termination of an option holder's employment by the Company without cause or by the option holder for good reason, that portion of the service-based option that would have become vested upon the next annual vesting date will vest as of the employment termination date.

The fair value of the service-based options granted was estimated as of the grant date using the Black-Scholes-Merton option pricing model. This model estimates the fair value of the options based on a number of assumptions, including: a) current fair market value of the underlying shares; b) expected life of the options, based on the "simplified" method; c) expected share price volatility, based on the volatilities of comparable companies over a historical period that matches the expected life of the options; d) risk-free interest rates, based on the expected U.S. Treasury rate over the expected life of the options; and e) expected dividend yields, based on the expectation that no dividends would be paid.

Market-based Options

The fair value of the market-based options and the requisite vesting period of four years have been calculated as of the initial grant date of June 1, 2011 using a Monte Carlo simulation model. The fair value of the market-based options are expensed over the requisite vesting period on a straight-line basis. Unless terminated pursuant to certain provisions in the Option Plan, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

Vesting of market-based options occurs based upon the attainment of calculated internal rate of return ("IRR") values as of specified vesting determination dates as outlined in the Option Plan. The first vesting determination date was on May 23, 2015 and on each subsequent anniversary date until the unexercised options expire ten years from the grant date. The Monte Carlo simulation model calculates an array of possible future fair values of the Company's Class A common shares on the vesting determination dates and then calculates the IRR for each Class A common share price simulation to determine the number of market-based options that would vest in each simulation. Each resulting simulation of vested options is then valued using the Black-Scholes-Merton option pricing model, which uses the simulated share price and a number of other assumptions such as current fair market value, expected option life, expected volatility of the Class A common share price, interest rates, and expected dividends.

Non-Employee Director Equity Plan

On August 14, 2012, a non-employee director equity plan (the "Equity Plan") was created to encourage non-employee directors to commence or continue their service as directors of the Company. Common

common shares were exercised in a cashless exercise and 6,446.91 Class A common shares were issued to the option holder in respect of this exercise. Class A common shares used to pay the exercise price of an option are no longer available for grant under the Option Plan.

On November 9, 2015, the Company entered into option transaction agreements (the "Option Transaction Agreements") with option holders in anticipation of the merger transaction with TAL International.

The Option Transaction Agreements resulted in the settlement and cancellation of 2,221,197.6 vested and 3,105,415.4 unvested market-based options to purchase 5,326,613 Class A common shares in exchange for 865,156.82 fully vested Class A common shares as of November 9, 2015 at a price per share of $14.51 and a total fair value of $12,553.

The vested and unvested market-based options had a fair value immediately before modification of $9,793 and $2,369 respectively, for a total fair value of $12,162. The modification resulted in incremental compensation expense of $391 representing the difference in value of the modified market-based options.

As of June 1, 2015, the four year requisite service period for the market-based options had been completed, and the grant-date fair value of the original market-based options (both vested and unvested) had been fully and ratably recognized into compensation cost over the requisite service period.

Of the 865,156.82 Class A common shares received by market-based option holders under the Option Transaction Agreements, there were 371,319.74 Class A common shares redeemed in a cashless settlement in order to satisfy shareholder withholding tax obligations.

In accordance with the terms of the Option Transaction Agreements, the Company will cancel vested service-based options in exchange for a number of Class A common shares in the Company immediately prior to the closing date of the mergers. The value and number of Class A common shares to be issued is based on a formula using a 30-day average of TAL International's publicly traded share prices near the date of closing and also using the Black-Scholes-Merton valuation of the vested service-based options near the date of closing. Based on the Monte Carlo valuation as of November 9, 2015, the number of Class A common shares to be issued was estimated at 598,363 and the per share fair value used to determine the fair value of the service-based options was $13.96. Based on the Monte Carlo valuation as of December 31, 2015, the number of Class A common shares to be issued was estimated at 527,729 and the per share fair value used to determine the fair value of the service-based options was $12.76.

The vested service-based options were then considered to be modified and liability classified, resulting in the reclassification of an estimated fair value of $7,416 from additional paid-in-capital to accounts payable and other accrued expenses on the consolidated balance sheet as of November 9, 2015. The liability recorded by the Company was calculated as the fair value of service-based awards after the modification times the accretion rate based on the requisite service that has been provided. Since the value of the modified options was less than the value of the vested service-based options just prior to modification, no incremental compensation expense was recorded.

The fair value of the vested service-based options just prior to modification was determined using the Black-Scholes-Merton option pricing model and the fair value of the modified options was determined using a Monte Carlo simulation model. Certain assumptions used in the valuation of the modified options were as follows:

	Pre-Modification	Modified
Expected term of service-based options	5.56 years	5.56 years
Expected common share price volatility	40.00%	35.00%
Expected dividends	0.00%	0.00%
Expected forfeitures	0.00%	0.00%
Risk-free interest rates (Treasury rate for expected term)	1.84%	1.75%

The vested service-based options will be marked to market until settled, resulting in a $1,244 reduction of liability and an increase in paid-in-capital at December 31, 2015, reflecting a fair value of $6,172 for the vested service-based options as of December 31, 2015.

Market-based Options

Market-based options were granted at exercise prices equal to the fair market value of the Class A common shares on the grant date. The fair value of the market-based options and the requisite vesting period of four years have been calculated as of the initial grant date of June 1, 2011 using a Monte Carlo simulation model.

Certain assumptions used in the valuation of the market-based options granted for the period indicated below were as follows:

	Granted in 2013
Expected term of market-based options	7.0 years
Expected common share price volatility	58.00%
Expected dividends	0.00%
Expected forfeitures	0.00%
Risk-free interest rates (10-year Treasury bonds)	1.87%

There were no market-based options granted under the Option Plan during 2015 or 2014.

The market-based options granted and the weighted-average exercise price for the periods indicated below were as follows:

	Market-Based Options			
	Number of Class A Common Shares Underlying Options	Weighted-Average Exercise Price	Number of Class A Common Shares Underlying Exercisable Options	Exercisable Weighted-Average Exercise Price
Balance at December 31, 2012 . . .	5,263,793.0	$ 19.42	—	—
Granted during this period . . .	62,820.0	39.90	—	—
Exercised during this period . .	—	—	—	—
Forfeited during this period . . .	—	—	—	—
Balance at December 31, 2013 . . .	5,326,613.0	$ 19.66	—	—
Granted during this period . . .	—	—	—	—
Exercised during this period . .	—	—	—	—
Forfeited during this period . . .	—	—	—	—
Balance at December 31, 2014 . . .	5,326,613.0	$ 19.66	—	—
Granted during this period . . .	—	—	—	—
Exercised during this period . .	—	—	—	—
Settled/cancelled during this period	(5,326,613.0)	(19.66)	—	—
Balance at December 31, 2015 . . .	—	—	—	—

ITEM 21.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
2.1	Transaction Agreement, dated as of November 9, 2015, by and among TAL, Triton, Holdco, Delaware Sub and Bermuda Sub (incorporated by reference to Exhibit 2.1 of TAL International Group Inc.'s Current Report on Form 8-K filed on November 10, 2015 (File No. 001-32638))†
3.1*	Form of Memorandum of Association of Holdco
3.2*	Form of Amended and Restated Bye-laws of Holdco
5.1*	Form of Opinion of Appleby (Bermuda) Limited regarding legality of securities being registered
10.1	Warburg Pincus Shareholders Agreement, dated as of November 9, 2015, by and among Holdco and the shareholders party thereto (included as Annex B-1 to the proxy statement/prospectus forming a part of this Registration Statement)
10.2	Vestar Shareholders Agreement, dated as of November 9, 2015, by and among Holdco and the shareholders party thereto (included as Annex B-2 to the proxy statement/prospectus forming a part of this Registration Statement)
10.3	Form of Pritzker Lock-Up Agreement (included as Annex C to the proxy statement/prospectus forming a part of this Registration Statement)
21.1*	Subsidiaries of Holdco
23.1	Consent of KPMG LLP, independent registered public accounting firm for Triton
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm for TAL
23.3*	Consent of Appleby (Bermuda) Limited (included as part of its opinion filed as Exhibit 5.1)
24.1*	Power of Attorney of Holdco's Officers and Directors
99.1*	Consent of Merrill Lynch, Pierce, Fenner and Smith Incorporated
99.2*	Form of TAL Proxy Card
99.3*	Consent of Brian M. Sondey
99.4*	Consent of Simon R. Vernon
99.5*	Consent of Robert W. Alspaugh
99.6*	Consent of Malcolm P. Baker
99.7*	Consent of Claude Germain
99.8*	Consent of Kenneth Hanau

---

*   Previously filed.

†   Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish the omitted schedules to the U.S. Securities and Exchange Commission upon request by the Commission.

ITEM 22.   UNDERTAKINGS

(A)(1)   The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)   The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment no. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on May 5, 2016.

TRITON INTERNATIONAL LIMITED

By: _____
Name: Ian R. Schwartz
Title: Vice President and General Counsel

Pursuant to the requirements of the Securities Act, this amendment no. 4 to the registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
* _____ Simon R. Vernon	President (Principal Executive Officer)	May 5, 2016
* _____ Stephen N. Controulis	Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)	May 5, 2016
_____ Ian R. Schwartz	Vice President and General Counsel (Authorized Representative in the United States)	May 5, 2016
* _____ David A. Coulter	Director	May 5, 2016
* _____ Robert L. Rosner	Director	May 5, 2016
* _____ Edward P. Schneider	Director	May 5, 2016

* By: _____
Ian R. Schwartz
Attorney-in-fact